Exhibit 99.4

Execution Version

TASEKO MINES LIMITED

AND EACH OF THE GUARANTORS PARTY HERETO

8.750% SENIOR SECURED NOTES DUE 2022

INDENTURE

Dated as of June 14, 2017

The Bank of New York Mellon,

as U.S. Trustee,

and

BNY Trust Company of Canada,

as Canadian Co-Trustee and Collateral Agent

i

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE
Exhibit D	FORM OF CERTIFICATE OF ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR
Exhibit E	FORM OF SUPPLEMENTAL INDENTURE

NOTE: This Table of Contents shall not, for any purpose, be deemed to be part of this Indenture.

INDENTURE, dated as of June 14, 2017, among Taseko Mines Limited, a corporation existing under the laws of British Columbia, Canada (the “Company”), the Guarantors (as defined herein), The Bank of New York Mellon, a New York banking corporation, as U.S. trustee (the “U.S. Trustee”) and BNY Trust Company of Canada, a trust company duly organized under the laws of Canada, as Canadian Co-trustee (in such capacity, the “Canadian Co-Trustee” and together with the U.S. Trustee, the “Trustees” and each a “Trustee”) and collateral agent (in such capacity, the “Collateral Agent”) and any and all successors thereto.

The Company, the Guarantors, the Collateral Agent and the Trustees agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined below) of the 8.750% Senior Secured Notes due 2022 (the “Notes”):

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is amalgamated or merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means Notes (other than the Initial Notes) issued after the Issue Date under this Indenture in accordance with Sections 2.02, 4.08 and 4.09 hereof, as part of the same class as the Initial Notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agent” means any Registrar, co-registrar, Paying Agent or additional paying agent.

“Applicable Premium” means, as determined by the Company, with respect to any Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at June 15, 2019 (such redemption price being set forth in the table appearing in Section 3.07(a)), plus (ii) all required interest payments due on the Note through June 15, 2019 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50.0 basis points; over

(b) the principal amount of the Note.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear or Clearstream that apply to such transfer or exchange.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any property or assets by the Company or any of the Company’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Section 4.16 and/or Section 5.01 of this Indenture and not by Section 4.17 of this Indenture; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of the Company’s Restricted Subsidiaries of Equity Interests in any of the Company’s Subsidiaries (other than statutory or directors’ qualifying shares).

Notwithstanding the preceding, each of the following items will be deemed not to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than US$10.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries, including to a Person which becomes a Restricted Subsidiary in connection with such transfer;

(3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4) the issuance or disposition of the Equity Interests of an Unrestricted Subsidiary;

(5) the sale, lease or other transfer of products (including, but not limited to minerals, ores, concentrates and refined metals), services or accounts receivable in the ordinary course of business, including the sale of the Company’s products pursuant to agreements for customary royalty and metal streaming arrangements entered into in the ordinary course of business;

(6) the sale or other disposition of cash or Cash Equivalents;

(7) licenses and sublicenses by the Company or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(8) any sale, abandonment or other disposition of damaged, worn-out, redundant or obsolete assets in the ordinary course of business (including the abandonment or other disposition of mineral interests or intellectual property that is, in the reasonable judgment of the Company, no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Restricted Subsidiaries taken as whole), any sale or other disposition of surplus or redundant real property in the ordinary course of business and any dispositions of FF&E in connection with the maintenance and upgrading of FF&E;

(9) any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business and foreclosure or any similar action with respect to any property or other asset of the Company or any of its Restricted Subsidiaries;

(10) the granting of Liens not prohibited by Section 4.09;

(11) a Restricted Payment that does not violate Section 4.07 or a Permitted Investment;

(12) dispositions resulting from farm-out, lease or sublease of any mining properties, licenses or rights or surface rights between joint venture parties set forth in joint venture agreements, in each case, in the ordinary course of business; and

(13) any exchange (other than with a Person that is an Affiliate of the Company) of assets (including a combination of assets and Cash Equivalents) for assets or services related to a Permitted Business of comparable or greater market value or usefulness to the business of the Company and its Subsidiaries taken as a whole, which in the event of an exchange of assets with a Fair Market Value in excess of US$25.0 million shall be set forth in a resolution of the Board of Directors of the Company, provided that the Company shall apply any cash or Cash Equivalents received in any such exchange of assets as described in Section 4.17(b).

For the avoidance of doubt, the following are deemed not to be Asset Sales: (a) expenditures and contributions by the Company or any of its Restricted Subsidiaries at or in connection with the Gibraltar mine pursuant to the JV Agreement, and (b) expenditures and contributions by the Company or any of its Restricted Subsidiaries in connection with any other joint venture in which the Company or any of its Restricted Subsidiaries has, at the time of contribution either a majority participating interest or equal control rights, and provided that the assets contributed or purchased with any investment of funds into such other joint venture are the assets of the Company or any Restricted Subsidiary the value of which are ultimately available to satisfy such joint venture’s debts and that such contributions are made on a pro rata basis by the Company, any such Restricted Subsidiary and any other Person party to the joint venture pursuant to their respective participating interests.

“Attributable Debt” means, in respect of a sale and leaseback transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than a Saturday, Sunday, or any day on which banks in New York, New York are authorized or required by law to close.

“Canadian Co-Trustee” means the Person named as the “Canadian Co-Trustee” in the first paragraph of this Indenture until a successor Canadian Co-Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Canadian Co-Trustee” shall mean or include each Person who is then a Canadian Co-Trustee hereunder.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP (except as provided in the provisos to this definition), and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty, provided that obligations of the Company or its Subsidiaries (a) either existing on the Issue Date or created thereafter that initially were not included on the consolidated balance sheet of the Company as capital lease obligations and were subsequently re-characterized as capital lease obligations due to a change in accounting treatment, or (b) that did not exist on the Issue Date and were required to be characterized as capital lease obligations, but would not have been required to be treated as capital lease obligations on the Issue Date had they existed at that time (due to a change in accounting treatment between the Issue Date and the time of incurrence of such obligations), shall for all purposes not be treated as Capital Lease Obligations, and provided further that any guarantee by the Company or any Restricted Subsidiary of a Capital Lease Obligation attributable to Cariboo pursuant to the JV Agreement shall be characterized for purposes of this Indenture as a Capital Lease Obligation of the Company or such Restricted Subsidiary, as applicable.

“Capital Stock” means:

(1) in the case of a corporation, common or preferred shares in its share capital;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cariboo” means Cariboo Copper Corp., a corporation existing under the laws of the Province of British Columbia.

“Cash Equivalents” means:

(1) United States dollars or Canadian dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States, Canada or any province of Canada or any agency or instrumentality thereof (provided that the full faith and credit of the United States, Canada or such province of Canada, as the case may be, is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any bank referred to in Schedule I or Schedule II of the Bank Act (Canada) or rated at least A-1 or the equivalent thereof by S&P, at least P-1 or the equivalent thereof by Moody’s or at least R-1 or the equivalent thereof by DBRS;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) of this definition entered into with any financial institution meeting the qualifications specified in clause (3) of this definition;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or with respect to Canadian commercial paper, having one of the two highest ratings obtainable from DBRS, and, in each case, maturing within one year after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));

(2) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation), the result of which is that any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares.

“Clearstream” means Clearstream Banking, S.A.

“Collateral” means the Initial Notes Collateral and any Additional Notes Collateral.

“Collateral Agent” means BNY Trust Company of Canada, as collateral agent for the Holders of Notes until a successor replaces it in accordance with the provisions of this Indenture and thereafter means any such successor.

“Collateral Agreements” means, the Gibraltar JV Assignment and Assumption Agreement, the Gibraltar JV Share Pledge Agreement, the Osisko Intercreditor Agreement, any Intercreditor Agreement, and each other security agreement, pledge agreement, mortgage, collateral assignment, control agreement and related agreement (including, without limitation, financing statements under the Uniform Commercial Code or the PPSA), each as amended, supplemented, restated, renewed, replaced or otherwise modified from time to time, in connection with a Lien on Collateral that secures any Obligations under the Notes Documents or under which rights or remedies with respect to any such Lien are governed.

“Company” means Taseko Mines Limited, a corporation existing under the laws of British Columbia, Canada, and any and all successors thereto.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary or non-recurring loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

(5) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus

(6) any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; plus

(8) non-cash items decreasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1) all extraordinary gains (and losses) and all gains (and losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, will be excluded;

(2) the net income (and loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations as required by GAAP will be excluded;

(6) any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, will be excluded;

(7) any non-cash expense resulting from grants of stock appreciation or similar rights, stock options or restricted stock to officers, directors and employees will be excluded; and

(8) any currency translation gains and losses related to currency remeasurements of Indebtedness will be excluded.

“Consolidated Tangible Assets” means as of any date the total assets of the Company and its Restricted Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of the Company and its Restricted Subsidiaries is available, minus all current liabilities of the Company and its Restricted Subsidiaries reflected on such balance sheet and minus total goodwill and other intangible assets of the Company and its Restricted Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with GAAP.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Corporate Trust Office of the Trustees” will be at the address of the U.S. Trustee or the Canadian Co-Trustee, as applicable, specified in Section 4.02 hereof or such other address as to which the Trustees, or any successor Trustee, may give notice to the Company.

“Credit Facilities” means, one or more debt facilities, commercial paper facilities, indentures or notes, in each case, with banks or other institutional lenders or financial institutions or investors providing for revolving credit loans or term loans (including, without limitation, a Future Credit Facility), receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), bonds, notes, debentures or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Custodian” means the U.S. Trustee, as custodian on behalf of the Depositary with respect to the Notes in global form, or any successor entity thereto.

“DBRS” means DBRS, Inc.

“Debt Documents” means the First Lien Documents and the Notes Documents.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto, except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash and Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to, such Designated Non-cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the earlier of (1) the date on which the Notes mature and (2) the date on which the Notes are no longer outstanding. Notwithstanding the preceding sentence, only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock. Any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 4.07 of this Indenture. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) or (2) of Equity Interests of a direct or indirect parent entity of the Company (other than to the Company or a Subsidiary of the Company) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries in existence on the Issue Date, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by an executive officer of the Company if the transaction involves aggregate payments or consideration of less than US$25.0 million and by the Board of Directors of the Company otherwise.

“FF&E” means furniture, fixtures and equipment used in the ordinary course of business of the Company and its Restricted Subsidiaries.

“First Lien Agent” means any agent under any First Lien Debt.

“First Lien Debt” means any Indebtedness permitted to be secured under clause (1) of the definition of “Permitted Liens”.

“First Lien Documents” means any agreement with respect to First Lien Debt and any collateral documents evidencing or governing any first priority Liens on Collateral securing Obligations under such First Lien Debt.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise retires or discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other retirement or discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

For purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions or dispositions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (determined in accordance with Regulation S-X under the Securities Act, but including all Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed to three decimals, in each case, determined on a consolidated basis in accordance with GAAP, less

(5) consolidated non-cash interest expense of such Person and its Restricted Subsidiaries under the Osisko Silver Sale Agreement and the Franco-Nevada Agreement.

“Franco-Nevada Agreement” means the Purchase and Sale Agreement dated as of May 12, 2010 between Franco-Nevada Corporation and the Company, and any ancillary agreements contemplated thereby, in each case as assigned, amended, supplemented, extended, restated or replaced from time to time.

“Future Credit Facility” means a new Credit Facility with the financial institutions party thereto as lenders (the “FCF Lenders”) and the agent of the FCF Lenders (the “FCF Agent”), as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time.

“GAAP” means as of any date of determination and for any Person, the International Financing Reporting Standards issued by the International Accounting Standards Board (“IFRS”), as in effect on such date, unless such Person’s most recent audited or quarterly financial statements are not prepared in accordance with IFRS, as applicable, in which case GAAP shall mean generally accepted accounting principles in effect in the United States on such date.

“Gibraltar JV Assignment and Assumption Agreement” means the JV Assignment and Assumption Confirmation Agreement dated as of June 14, 2017, by and between Gibraltar Mines Ltd. and BNY Trust Company of Canada, as Collateral Agent and Canadian Co-Trustee for and on behalf of the Notes Secured Parties.

“Gibraltar JV Share Pledge Agreement” means the Share Pledge Agreement dated as of June 14, 2017, entered into by Taseko Mines Limited in favor of BNY Trust Company of Canada, as Collateral Agent and Canadian Co-Trustee for and on behalf of the Notes Secured Parties.

“Gibraltar Subsidiary” means Gibraltar Mines Ltd.

“Global Note Legend” means the legend set forth in Section 2.06(f)(2) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes deposited with or on behalf of and registered in the name of the Depository or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Sections 2.01 and 2.06(b)(3) hereof.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America or Canada, and the payment for which the United States or Canada pledges its full faith and credit.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holder” means a Person in whose name a Note is registered.

“IAI Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes transferred to Institutional Accredited Investors in compliance with the Securities Act.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than US$1,000,000 and whose total revenues for the most recent 12-month period do not exceed US$1,000,000; provided that 672520 B.C. Ltd. and Red Mile Resources No. 2 Limited Partnership will each be deemed to be an Immaterial Subsidiary so long as its respective total assets are no greater than its respective total assets as of December 31, 2016 and its respective total revenues for the most recent 12-month period do not exceed its respective total revenues for the 12-month period ended December 31, 2016; provided, further, that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent,

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments;

(3) in respect of letters of credit (or reimbursement agreements in respect thereof) or bankers’ acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP, except as hereinafter provided.

In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of applicable accounting standards and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

For the avoidance of doubt, amounts shown on the consolidated balance sheet of the Company (a) as the current portion of deferred revenue, current portion of future income taxes, income taxes, deferred revenue, site closure and reclamation costs or future income taxes, and (b) as a liability for the payment deposit under the Osisko Silver Sale Agreement or the Franco-Nevada Agreement, customary off-take agreements and customer deposits or advance payments arising in connection with the sale of the products of the Company and its Restricted Subsidiaries, will not be Indebtedness.

“Indenture” means this Indenture pursuant to which the Notes will be issued among the Company, the Guarantors, the Trustees and the Collateral Agent, as amended, supplemented or modified.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the first $250,000,000 aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Initial Notes Collateral” means the JV Collateral and the Pledged Assets, collectively.

“Insolvency Laws” means the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding up and Restructuring Act (Canada), the United States Bankruptcy Code, or any other bankruptcy, insolvency or analogous laws applicable to the Company or any of the Guarantors or any of their respective properties or liabilities.

“Institutional Accredited Investor” means an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.07(c) of this Indenture. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 4.07(c) of this Indenture. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

For the avoidance of doubt, the following are deemed not to be Investments: (a) expenditures and contributions by the Company or any of its Restricted Subsidiaries at or in connection with the Gibraltar mine pursuant to the JV Agreement, and (b) expenditures and assets contributed by the Company or any of its Restricted Subsidiaries in connection with any other joint venture in which the Company or any of its Restricted Subsidiaries has, at the time of contribution either a majority participating interest or equal control rights, and provided that the assets contributed, or purchased with any investment of funds into such other joint venture, are the assets of the Company or any Restricted Subsidiary which are ultimately available to satisfy such joint venture’s debts and that such contributions are made on a pro rata basis by the Company, any such Restricted Subsidiary and any other Person party to the joint venture pursuant to their respective participating interests.

“Intercreditor Agreement” means an intercreditor agreement, to be entered into in connection with entering into any First Lien Debt, among the First Lien Agent, the Collateral Agent, the Company and the Guarantors, as the same may be amended, supplemented or modified from time to time.

“Issue Date” means the first date on which the Notes are issued under this Indenture.

“JV Agreement” means the Joint Venture Operating Agreement dated March 18, 2010, among the Company, the Gibraltar Subsidiary and Cariboo, as such agreement may be amended, restated, extended, supplemented, replaced or otherwise modified from time to time.

“JV Assets” means the Gibraltar mine, all Products and all other real and personal property, tangible and intangible, of whatever kind now held or hereafter acquired or created or held for use by or on behalf of the parties to the JV Agreement or any of them for the purposes of the joint venture, including, without limitation, working capital and rights under agreements or permits with governmental authorities, all business information, and the Gibraltar Subsidiary reclamation trust.

“JV Collateral” means (1) all of the Gibraltar Subsidiary’s right, title and interest and benefit in, to and under the JV Agreement including without limitation its Participating Interest, all Product, Product Revenue and other monies payable to the Gibraltar Subsidiary in respect of its Participating Interest and all other rights, interests, benefits, powers and advantages of the Gibraltar Subsidiary as JV Participant thereunder or derived therefrom; and (2) all proceeds in any form derived directly or indirectly from any dealing with any of the property described in clause (1) of this definition of “JV Collateral.”

“JV Participant” and “JV Participants” means the Gibraltar Subsidiary, Cariboo and their respective successors or assigns.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or the PPSA (or equivalent statutes) of any jurisdiction.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, brokerage commissions, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (iii) payments required to be made to Cariboo pursuant to the JV Agreement as a result of an Asset Sale and (iv) any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the Capital Stock or assets of the Company or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Non-U.S. Person” means a Person who is not a U.S. Person as defined under Regulation S of the Securities Act.

“Notes” has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture and the Collateral Agreements, including without limitation, waivers, amendments, redemptions and offers to purchase; provided, however, unless such Additional Notes are issued pursuant to a qualified reopening for U.S. federal income tax purposes, such Additional Notes will be issued under a separate CUSIP number. Any Additional Notes issued after the Issue Date will be secured by the Collateral, equally and ratably, with the Initial Notes. Unless the context otherwise requires, all references to the “Notes” shall include the Initial Notes and any Additional Notes.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under this Indenture and the Notes, executed pursuant to the provisions of this Indenture.

“Notes Documents” means this Indenture, the Notes, the Note Guarantees, and the Collateral Agreements.

“Notes Secured Parties” means the Collateral Agent on behalf of itself, the Trustees and the Holders of the Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the Company’s final offering memorandum, dated June 7, 2017, regarding the issuance and sale of the Initial Notes.

“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, the Senior Vice President Operations, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.

“Officer’s Certificate” means a certificate signed on behalf of the Company by any Officer of the Company that meets the requirements of Section 13.03 hereof.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the applicable Trustee, that meets the requirements of Section 13.03 hereof. The counsel may be an employee of or counsel to the Company, any Subsidiary of the Company or the Trustee.

“Osisko” means Osisko Gold Royalties Ltd.

“Osisko Intercreditor Agreement” means the intercreditor agreement, dated as of June 14, 2017, among BNY Trust Company of Canada, as Canadian Co-Trustee under this Indenture and Collateral Agent for and on behalf of the Notes Secured Parties, Osisko, the Company and the Gibraltar Subsidiary.

“Osisko Silver Sale Agreement” means the Metal Purchase and Sale Agreement, dated February 24, 2017, among the Company, the Gibraltar Subsidiary and Osisko, and any ancillary agreements contemplated thereby, in each case as assigned, amended, supplemented, extended, restated or replaced from time to time.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Participating Interest” means the percentage interest representing the ownership interest of a JV Participant in the Gibraltar joint venture, and all other rights and obligations arising under the JV Agreement, including the obligation, subject to the terms of the JV Agreement, to contribute the Participating Interest share of all joint venture expenditures and liabilities, the right to receive in cash the JV Participant’s share of Product Revenue, or to receive in kind and to dispose of for the JV Participant’s own account that percentage of Products from the mining of the Gibraltar mine.

“Permitted Business” means:

(1) the acquisition, exploration, development, operation and disposition of mining and mineral processing properties and assets; and

(2) any other business that is the same as, or reasonably related, ancillary or complementary to, the business described in clause (1), or to any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.17 of this Indenture;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations and Treasury Management Arrangements;

(8) loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed US$2.5 million at any one time outstanding;

(9) repurchases of the Notes;

(10) any guarantee of Indebtedness permitted to be incurred pursuant to Section 4.08 of this Indenture other than a guarantee of Indebtedness of an Affiliate of the Company that is not a Restricted Subsidiary of the Company;

(11) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date, provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under this Indenture;

(12) Investments acquired after the Issue Date as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a consolidation, arrangement, merger or amalgamation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by Section 5.01 of this Indenture after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13) any Investment acquired by the Company in exchange for any other Investment (that was permitted under this Indenture) or accounts receivable held by the Company or any of its Subsidiaries in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; and

(14) other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed the greater of US$50.0 million and 8.0% of Consolidated Tangible Assets.

“Permitted Liens” means:

(1) Liens on assets of the Company or any of its Restricted Subsidiaries securing (a) Indebtedness that was permitted by the terms of this Indenture to be incurred pursuant to Section 4.08(b)(1) of this Indenture, (b) Hedging Obligations that are permitted by the terms of this Indenture to be incurred pursuant to Section 4.08(b)(8) of this Indenture, the counterparty of which is a lender under the Credit Facility (or an Affiliate thereof) or at the time of the incurrence thereof was a lender under the Credit Facility (or an Affiliate thereof), (c) Indebtedness in respect of Treasury Management Arrangements that are permitted by the terms of this Indenture to be incurred pursuant to Section 4.08(b)(8) of this Indenture owing to a lender under the Credit Facility (or an Affiliate thereof) or at the time of the incurrence thereof was a lender under the Credit Facility (or an Affiliate thereof) and (d) Indebtedness that was permitted by the terms of this Indenture to be incurred pursuant to Section 4.08(b)(15) of this Indenture; provided that, in each case, if such Liens are on the Collateral securing the Notes or any Note Guarantee, the authorized representative of any such Obligations or Indebtedness has become a party to each of the Osisko Intercreditor Agreement and any Intercreditor Agreement;

(2) Liens in favor of the Company or its Restricted Subsidiaries;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (including by means of consolidation, arrangement, merger or amalgamation by another Person into the Company or any such Subsidiary or pursuant to which such Person becomes a Subsidiary of the Company); provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(4) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, unemployment insurance laws, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 4.08(b)(4) of this Indenture covering only the assets acquired with or financed by such Indebtedness;

(6) Liens existing on the Issue Date;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, mechanics’ and builders’ Liens, in each case, incurred in the ordinary course of business;

(9) survey exceptions, minor encumbrances, minor title deficiencies, rights of way, easements, reservations, licenses and other rights for services, utilities, sewers, electric lines, telegraph and telephone lines, oil and gas pipelines and other similar purposes, zoning or other restrictions as to the use of real property (and related FF&E) that were not incurred in connection with Indebtedness, and that do not in the aggregate materially adversely affect the value of the properties encumbered or affected or materially impair their use in the operation of the business of the Company or any of its Restricted Subsidiaries;

(10) Liens created for the benefit of (or to secure) (i) the Notes issued on the Issue Date and the Note Guarantees related thereto and (ii) Additional Notes and Note Guarantees related thereto (provided that, in the case of subclause (ii), the Senior Secured Leverage Ratio of the Company for its most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been no greater than 2.60 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if such additional Indebtedness had been incurred at the beginning of such four-quarter period);

(11) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that;

(a) the new Lien is limited to all or part of the same assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(c) in the case of any Lien securing any Permitted Refinancing Indebtedness that renews, refunds, refinances, replaces, defeases or discharges, in whole or in part, any Indebtedness secured by any Lien referred to in clause (1) of this definition of “Permitted Liens” (or any Permitted Refinancing Indebtedness that originally renewed, refunded, refinanced, replaced, defeased or discharged, in whole or in part, any Indebtedness secured by any Lien referred to in clause (1) of this definition of “Permitted Liens”), the authorized representative of any such Indebtedness has become a party to each of the Osisko Intercreditor Agreement and any Intercreditor Agreement;

(12) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(13) filing of Uniform Commercial Code or PPSA financing statements as a precautionary measure in connection with operating leases, joint venture agreements, transfers of accounts or transfers of chattel paper;

(14) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens, certificates of pending litigation and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(15) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(16) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(17) grants of software and other technology licenses in the ordinary course of business;

(18) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(19) Liens in favor of any Governmental Authority securing reclamation obligations or in connection with the provision of any service or product and Liens arising out of or resulting from (a) any right reserved to or vested in any Governmental Authority by the terms of any agreement, lease, license, franchise, grant, permit or claim with or from any such Governmental

Authority (including, without limitation, any agreement or grant under which the Company or any of the Restricted Subsidiaries holds any mineral title or interest) or by any applicable law, statutory provision, regulation or bylaw (whether express or implied) related thereto, or any other limitations, provisos or conditions contained therein; (b) exploration, development and operating permit and bonding requirements imposed by any Governmental Authority in the ordinary course business; and (c) subdivision agreements, development agreements, servicing agreements, utility agreements and other similar agreements with any Governmental Authority or public utility entered into in the ordinary course of business affecting the development, servicing or use of real property;

(20) Liens securing the obligations of the Company or any of its Restricted Subsidiaries under the Osisko Silver Sale Agreement or the Franco-Nevada Agreement;

(21) Liens arising by reason of a judgment or order that does not give rise to an Event of Default so long as such Liens are adequately reserved or bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens granted by the Company or any of its Restricted Subsidiaries in connection with participation in a joint venture in favor of the other participants in such joint venture; provided that (a) such Liens are limited to the interest of the Company or such Restricted Subsidiary, as the case may be, in the assets or products of such joint venture, (b) each other participant in such joint venture has given a corresponding Lien on its interest in the joint venture in favor of the Company or such Restricted Subsidiary, as the case may be, and (c) such Liens are not on assets of the Company or its Restricted Subsidiaries that constitute Collateral;

(23) aboriginal interests and claims existing or imposed by operation of applicable law;

(24) Liens arising under (a) customary farm-in agreements, farm-out agreements, contracts for the sale, purchase, exchange, transportation, gathering or processing of minerals or ore, (b) declarations, orders and agreements, partnership agreements, operating agreements, working interests, carried working interests, net profit interests, joint interest billing arrangements, participation agreements, (c) licenses, sublicenses and other agreements and (d) obligations in connection with customary off-take agreements and customer deposits arising in connection with sales of the Company’s products, in each case entered into in the ordinary course of business;

(25) Liens on assets of the Company or any of its Restricted Subsidiaries securing (a) Hedging Obligations that are permitted by the terms of this Indenture to be incurred pursuant to Section 4.08(b)(8) of this Indenture, the counterparty of which is not a lender under the Credit Facility (or an Affiliate thereof) or at the time of the incurrence thereof was not a lender under the Credit Facility (or an Affiliate thereof) and (b) Indebtedness in respect of Treasury Management Arrangements that are permitted by the terms of this Indenture to be incurred pursuant to Section 4.08(b)(8) not owing to a lender under the Credit Facility (or an Affiliate thereof) or at the time of the incurrence thereof was not a lender under the Credit Facility (or an Affiliate thereof); and

(26) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed, at any one time outstanding, the greater of US$20.0 million and 3.0% of Consolidated Tangible Assets.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the Notes;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary of the Company that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledged Assets” means the Company’s right, title and interest in the following:

(1) the Pledged Shares and all security certificates and other instruments representing such Pledged Shares; provided, that the Gibraltar Subsidiary shall not be permitted to issue any Capital Stock except to the Company;

(2) all dividends, cash, options, warrants, rights, instruments and other property and monies received, distributed or declared in respect of or in exchange for the Pledged Shares, in each case on or after the Issue Date, and all other rights, interests and claims of the Company in respect of or otherwise derived from or incidental to the Pledged Shares or evidenced thereby;

(3) all security entitlements to the property described in clauses (1) and (2) of this definition and all securities accounts to which any such property or any security entitlements in respect thereof are credited from time to time;

(4) all substitutions and replacements of, and increases and additions to, the property described in clauses (1), (2) and (3) of this definition, including any consolidation, subdivision, reclassification or stock dividend; and

(5) all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in clauses (1), (2), (3) and (4) of this definition, including the proceeds of such proceeds.

“Pledged Equity Interests” means, solely for the purposes of the definitions of Pledged Assets and Pledged Shares, (i) any and all shares or other equity interests (including common shares, preferred shares, partnership interests and membership interests) of the Gibraltar Subsidiary and (ii) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in the Gibraltar Subsidiary.

“Pledged Shares” means all Pledged Equity Interests owned on the Issue Date or thereafter acquired by the Company in the capital of the Gibraltar Subsidiary.

“PPSA” means the Personal Property Security Act as the same may, from time to time, be in effect in the Province of British Columbia and any equivalent law of any other applicable jurisdiction.

“Private Placement Legend” means the legend set forth in Section 2.06(f)(1) hereof to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Pro Forma Cost Savings” means with respect to any four-quarter period, the reduction in net costs and expenses that:

(1) the Company reasonably determines were directly attributable to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action that occurred during the four-quarter period or after the end of the four-quarter period and on or prior to the Calculation Date;

(2) were actually implemented prior to the Calculation Date in connection with or as a result of an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that are supportable and quantifiable by the underlying accounting records; or

(3) relate to an acquisition, Investment, disposition, merger, consolidation or discontinued operation or other specified action and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the closing of the acquisition, Investment, disposition, merger, consolidation or discontinued operation or specified action.

“Product” means all ores, minerals, concentrates and by-products thereof produced or derived from the Gibraltar mine.

“Product Revenue” means the revenue received by the JV Participants from the sale of Products.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“QIB Global Note” means a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be initially issued in a denomination equal to the outstanding principal amount of the Notes sold to QIBs.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means a permanent Global Note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Responsible Officer,” when used with respect to a Trustee, means any officer within the Corporate Trust Administration of such Trustee (or any successor group of such Trustee) or any other officer of such Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“S&P” means S&P Global Ratings.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Secured Indebtedness” means, as of any date of determination, an amount equal to the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP, consisting of Indebtedness described in (a) clauses (1), (2), (3) and (4) of the definition of “Indebtedness” and (b) the first sentence of the second paragraph of the definition of “Indebtedness” in respect of any such clause (1), (2), (3) or (4), in each case that is secured by a Lien on assets of the Company or its Restricted Subsidiaries, with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of the term “Fixed Charge Coverage Ratio.”

“Senior Secured Leverage Ratio” means, with respect to any specified Person, as of any date of determination, the ratio of (a) the Senior Secured Indebtedness minus an aggregate amount of cash and Cash Equivalents included in the consolidated balance sheet of the Company as of such date, excluding cash and Cash Equivalents which are listed as “Restricted” on such balance sheet to (b) Consolidated

EBITDA of such Person for the most recently ended four fiscal quarters for which internal financial statements are available; provided, that Consolidated EBITDA of such Person will be calculated in the manner contemplated by, and subject to the adjustments provided in, the definition of the term “Fixed Charge Coverage Ratio.”

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto, and, for the avoidance of doubt, including any withholding or deduction for or on account of any of the foregoing). “Taxes” shall be construed to have a corresponding meaning.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury, cash pooling or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 15, 2019; provided, however, that if the period from the redemption date to June 15, 2019, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means each of The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee, in each case, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder; or either of them, as the context provides, until such successor replaces it and serving hereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect in the relevant jurisdiction from time to time. Unless otherwise specified, references to the Uniform Commercial Code herein refer to the New York Uniform Commercial Code.

“Unrestricted Subsidiary” means any Subsidiary of the Company (other than the Gibraltar Subsidiary or any successor to it) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only if such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by Section 4.11 of this Indenture, is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this Indenture until a successor U.S. Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “U.S. Trustee” shall mean or include each Person who is then a U.S. Trustee hereunder.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

Section 1.02 Other Definitions.

Term	Defined in Section
“Additional Amounts”	4.18
“Additional Notes Collateral”	4.22
“Affiliate Transaction”	4.11
“Asset Sale Offer”	4.17
“Asset Sale Offer Period”	3.09
“Asset Sale Purchase Amount”	3.09
“Asset Sale Purchase Date”	3.09
“Authentication Order”	2.02
“Calculation Date”	1.01
“Change of Control Offer”	4.16
“Change of Control Payment”	4.16
“Change of Control Payment Date”	4.16
“Covenant Defeasance”	8.03
“DTC”	2.03
“Event of Default”	6.01
“Excess Proceeds”	4.17
“Excluded Taxes”	4.18
“FATCA”	4.18
“FCF Lenders”	1.01
“FCF Agent”	1.01
“IFRS”	1.01
“incur”	4.08
“Indemnified Party”	7.06
“Interest Payment Date”	2.14
“Legal Defeasance”	8.02
“Paying Agent”	2.03
“Payment Default”	6.01
“Permitted Debt”	4.08
“Record Date”	2.14
“Registrar”	2.03
“Restricted Payments”	4.07
“Tax Jurisdiction”	4.18

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) words in the singular include the plural, and in the plural include the singular;

(4) “will” shall be interpreted to express a command;

(5) provisions apply to successive events and transactions;

(6) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time;

(7) “including” is not limiting; and

(8) “or” is not exclusive.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes and a Trustee’s certificate of authentication will be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Company, the Guarantors, the Trustees and the Collateral Agent, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by either of the Trustees or the Custodian, at the direction of either of the Trustees, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

(c) Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream will be applicable to transfers of beneficial interests in the Regulation S Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02 Execution and Authentication.

(a) At least one Officer must sign the Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

(b) The U.S. Trustee will, upon receipt of a written order of the Company signed by two Officers (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under this Indenture, including any Additional Notes. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The U.S. Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustees may do so. Each reference in this Indenture to authentication by a Trustee includes authentication by any such authenticating agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

(c) A Note will not be valid until authenticated by the manual signature of a Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

Section 2.03 Registrar and Paying Agent.

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar will keep a register of the Notes and of their transfer and exchange, including the names and addresses of the Holders and the principal amounts and interest on the Notes. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company will notify the Trustees in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the U.S. Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

The Company initially appoints the U.S. Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company will require each Paying Agent other than the Trustees to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustees all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and will notify the Trustees of any default by the Company in making any such payment. While any such default continues, the Trustees may require a Paying Agent to pay all money held by it to a Trustee. The Company at any time may require a Paying Agent to pay all money held by it to a Trustee. Upon payment over to a Trustee, the Paying Agent (if other than the Company or a Subsidiary) will have no further liability for such money. If the Company or a Subsidiary acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the U.S. Trustee will serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustees will preserve in as current a form as is reasonably practicable the most recent list available to them of the names and addresses of all Holders. If a Trustee is not the Registrar, the Company will furnish to the U.S. Trustee at least seven Business Days before each Interest Payment Date and at such other times as any Trustee may request in writing, a list in such form and as of such date as such Trustee may reasonably require of the names and addresses of the Holders of Notes.

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Company for Definitive Notes if:

(1) the Company delivers to the Trustees notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 90 days after the date of such notice from the Depositary;

(2) the Company in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustees; provided that in no event shall the Regulation S Global Note be exchanged by the Company for Definitive Notes prior to the expiration of the Restricted Period; or

(3) there has occurred and is continuing an Event of Default with respect to the Notes.

Upon the occurrence of either of the preceding events in clause (1) or (2) of this Section 2.06(a), Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustees. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer set forth in this Indenture to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (1) or (2) of this Section 2.06(b), as applicable, as well as one or more of the other following subparagraphs, as applicable:

(1) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(1).

(2) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(1), the transferor of such beneficial interest must deliver to the Registrar both:

(A) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(B) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase.

Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustees shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(h) hereof.

(3) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(2) of this Indenture and the Registrar receives the following:

(A) If the transferee will take delivery in the form of a beneficial interest in the QIB Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transferee will take delivery in the form of a beneficial interest in the IAI Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(c) Transfer or Exchange of Beneficial Interests for Definitive Notes.

(1) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If in accordance with Section 2.06(a) a beneficial interest in a Restricted Global Note is to be exchanged for a Restricted Definitive Note or transferred to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) or (C) of this Section 2.06(c), a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F) if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustees shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(h) hereof, and the Company shall execute and a Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the Holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. A Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(1) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(2) Beneficial Interests in Regulation S Global Note to Definitive Notes. Notwithstanding Sections 2.06(c)(1)(A) and (C) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests.

(1) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(E) if such Restricted Definitive Note is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) of this Section 2.06(d)(1), a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F) if such Restricted Definitive Note is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustees will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) of this Section 2.06(d)(1), the appropriate Restricted Global Note, in the case of clause (B) of this Section 2.06(d)(1), the QIB Global Note, in the case of clause (C) of this Section 2.06(d)(1), the Regulation S Global Note, and in all other cases, the IAI Global Note.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(1) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) If the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(f) Legends. The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(1) Private Placement Legend.

(A) Except as permitted by subparagraph (B) of this Section 2.06(f)(1), each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR] [IN THE CASE OF REGULATION S NOTES: 40 DAYS] AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER OR ANY OF ITS SUBSIDIARIES, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED

EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) OUTSIDE THE UNITED STATES, IN COMPLIANCE WITH RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEES’ RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

UNDER CANADIAN SECURITIES LAWS, UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE OCTOBER 15, 2017.”

(B) The Private Placement Legend on any Restricted Global Note or Restricted Definitive Note may be removed by the Company (i) after the applicable Resale Restriction Termination Date and (ii) subject to compliance with the requirements of applicable securities laws. Subject to clauses (i) and (ii) of the preceding sentence, the Company shall use its best efforts to remove any such Private Placement Legend on any Restricted Global Note or Restricted Definitive Note at the request of the Holder thereof.

(2) Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THIS INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEES MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO A TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF SUCH INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note will be returned to or retained and canceled by a Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by a Trustee or by the Depositary at the direction of a Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by a Trustee or by the Depositary at the direction of a Trustee to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(1) To permit registrations of transfers and exchanges, the Company will execute and a Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(2) No service charge will be required to be made by a Holder of a beneficial interest in a Global Note or by a Holder of a Definitive Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.07, 2.10, 3.06, 3.09, 4.16, 4.17 and 9.04 hereof).

(3) The Registrar and the Trustees may require a Holder to furnish appropriate endorsements and transfer documents in connection with any transfer or exchange of Notes.

(4) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid Obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(5) Neither the Registrar nor the Company will be required:

(A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection; or

(B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(6) Prior to due presentment for the registration of a transfer of any Note, the Trustees, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustees, any Agent or the Company shall be affected by notice to the contrary.

(7) The Trustees will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(8) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07 Replacement Notes.

(a) If any mutilated Note is surrendered to a Trustee or the Company and such Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s requirements are met. If required by a Trustee or the Company, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustees and the Company to protect the Company, the Trustees, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge the Holder for any expenses in replacing a Note.

(b) Every replacement Note is an additional Obligation of the Company and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

(a) The Notes outstanding at any time are all the Notes authenticated by the Trustees except for those subsequently canceled by the Trustees, those delivered to the Trustees for cancellation, those reductions in the interest in a Global Note effected by the Trustees in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

(b) If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustees receive satisfactory proof that the replaced Note is held by a protected purchaser (as defined in Section 8-303 of the Uniform Commercial Code of the State of New York).

(c) If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

(d) If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds for the benefit of Holders, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, request, demand, authorization, notice, waiver or consent pursuant to this Indenture, Notes owned by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, will be considered as though not outstanding, except that for the purposes of determining whether the Trustees will be protected in relying on any such direction, waiver or consent, only Notes that the Trustees know are so owned will be so disregarded.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Company may prepare and a Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Company considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustees. Without unreasonable delay, the Company will prepare and a Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the Trustees for cancellation. The Registrar and Paying Agent will forward to the Trustees any Notes surrendered to them for registration of transfer, exchange or payment. A Trustee (and no one else) will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy canceled Notes (subject to any applicable record retention requirement of the Exchange Act). Certification of the destruction of all canceled Notes will be delivered to the Company. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation, except for Additional Notes issued in accordance with this Indenture.

Section 2.12 Defaulted Interest

The Company will pay interest (including post-petition interest in any proceeding under any Insolvency Laws) on overdue principal, premium, if any, and interest (without regard to any applicable grace period) from time to time on demand at the rate equal to 1.0% per annum in excess of the then applicable interest rate on the Notes to the extent lawful to the Persons who are Holders on a subsequent special record date, in each case at the rate provided as set forth in the Notes and consistent with Section

4.01 hereof. The Company will notify the Trustees in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) will mail or cause to be sent to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

All reference to “interest” in this Indenture and the Notes mean the initial interest rate borne by the Notes and any increases in that rate due to defaulted interest, unless this Indenture states otherwise.

Section 2.13 Persons Deemed Owners.

The Holder of a Note may be treated as its owner for all purposes. Only Holders have rights under this Indenture and the Notes.

Section 2.14 Interest Payment Date; Record Date.

Interest on outstanding Notes will accrue at the rate of 8.750% per year and will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2017 (each, an “Interest Payment Date”). The Company will make each interest payment to the Holders of record on the immediately preceding June 1 and December 1 (each, a “Record Date”). Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Solely for the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which the rate used in such computation is equivalent during any particular period is the rate so used multiplied by a fraction of which:

(a) the numerator is the product of:

(1) the actual number of days in the calendar year in which such period ends, and

(2) the sum of (A) the product of (x) 30 and (y) the number of complete months elapsed in the relevant period and (B) the number of days elapsed in any incomplete month in the relevant period, and

(b) the denominator is the product of (i) 360 and (ii) the actual number of days in the relevant period.

ARTICLE 3

REDEMPTION AND PURCHASE

Section 3.01 Notices to Trustees.

If the Company elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustees, at least 30 days but not more than 60 days before a redemption date, an Officer’s Certificate setting forth:

(1) the clause of this Indenture pursuant to which the redemption shall occur;

(2) the redemption date;

(3) the principal amount of Notes to be redeemed; and

(4) the redemption price.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

(a) (i) If less than all of the Notes are to be redeemed, the Trustees will select Notes for redemption by lot (or, in the case of Global Notes, subject to the Applicable Procedures) unless otherwise required by law or applicable stock exchange or Depositary requirements and (ii) if less than all of the Notes tendered pursuant to an Asset Sale Offer or a Change of Control Offer are to be purchased, the Company will purchase Notes (together with any other Indebtedness subject to such offers in accordance with the terms of this Indenture) having principal amount equal to the purchase amount on a pro rata basis.

(b) In the event of selection by lot for partial redemption, the particular Notes to be redeemed will be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the outstanding Notes not previously called for redemption.

(c) The Trustees will promptly notify the Company in writing of the Notes selected for redemption or purchase pursuant to this Section 3.02 and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of $2,000 or whole multiples of $1,000; except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not a multiple of $2,000, shall be redeemed or purchased. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03 Notice of Redemption.

(a) Unless expressly provided otherwise in this Indenture, at least 30 days but not more than 60 days before a redemption date, the Company will mail or cause to be mailed, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 10 hereof.

(b) The notice will identify the Notes to be redeemed and will state:

(1) the clause of this Indenture pursuant to which the redemption shall occur;

(2) the redemption date;

(3) the redemption price;

(4) the principal amount of the Notes to be redeemed; and

(5) If the Notes are being redeemed in part:

(A) the Trustees shall select Notes for redemption as follows: (i) if the relevant Notes are listed on any national securities exchange, in compliance with the requirements of such exchange on which the Notes are listed; or (ii) by lot; and in either case, in minimum amounts of $2,000 or whole multiples of $1,000 in excess thereof;

(B) the portion of the principal amount of such Notes to be redeemed and that, after the redemption date upon surrender of such Notes, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(6) the name and address of the Paying Agent;

(7) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(8) that, unless the Company defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(9) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(10) if such notice is conditional, the applicable conditions;

(11) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes; and

(12) that, if applicable, such redemption shall be subject to the Applicable Procedures.

(c) At the Company’s request, the Trustees will give the notice of redemption in the Company’s name and at its expense; provided, however, that the Company has delivered to the Trustees, at least 10 days prior to the redemption date, an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information (or a shorter period as agreed to by the Trustees) to be stated in such notice as provided in this Section 3.03.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may be conditional.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) No later than 10:00 Eastern Time on the redemption or purchase date, the Company will deposit with a Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or purchased on that date. The Trustee or the Paying Agent will promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest on, all Notes to be redeemed or purchased.

(b) If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or tendered for purchase. If a Note is redeemed or purchased on or after an interest Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such Record Date. If any Note called for redemption or tendered for purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in this Indenture.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company will issue and, upon receipt of an Authentication Order, a Trustee will authenticate for the Holder at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07 Optional Redemption.

(a) Except as set forth in clauses (b), (c) and (d) of this Section 3.07, the Notes shall not be redeemable at the option of the Company prior to June 15, 2019. On or after June 15, 2019, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to, but not including, the applicable date of redemption, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the rights of Holders of Notes on the relevant Record Date to receive interest on the relevant Interest Payment Date:

Year	Percentage
2019	104.375%
2020	102.188%
2021 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

(b) At any time prior to June 15, 2019, the Company may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of Notes issued under this Indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 108.750% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption (subject to the rights of Holders of Notes on the relevant Record Date to receive interest on the relevant Interest Payment Date), with an amount not greater than the net cash proceeds of an Equity Offering by the Company; provided that (i) at least 65% of the aggregate principal amount of Notes originally issued under this Indenture (excluding Notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (ii) the redemption occurs within 180 days of the date of the closing of such Equity Offering.

(c) At any time prior to June 15, 2019, the Company may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption, subject to the rights of Holders of Notes on the relevant Record Date to receive interest due on the relevant Interest Payment Date.

(d) The Notes will be subject to redemption, in whole but not in part, at the option of the Company at any time, at a redemption price equal to the outstanding principal amount thereof together with accrued and unpaid interest, if any, to, but not including, the date fixed by the Company for redemption upon the giving of a notice in accordance with Section 3.03, if:

(1) the Company determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of a Tax Jurisdiction affecting taxation, or any change in or amendment to official position of such Tax Jurisdiction regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of issuance of the Notes, the Company has or will become obligated to pay, on the next succeeding day on which any amount would be payable in respect of the Notes, Additional Amounts or (ii) on or after the date of issuance of the Notes, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, a Tax Jurisdiction, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Company or a Guarantor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of independent tax counsel as referenced below, will result in an obligation to pay, on the next succeeding day on which any amount would be payable in respect of the Notes, Additional Amounts with respect to any Notes, and

(2) in any such case the Company in its business judgment determines, as evidenced by the Officer’s Certificate referenced in Section 3.07(e), that such obligation cannot be avoided by the use of reasonable measures available to the Company (including designating another Paying Agent);

provided however, that, (x) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(e) Prior to the publication or, where relevant, sending of any notice of redemption of the Notes pursuant to Section 3.07(d), the Company will deliver to the Trustees an opinion of independent tax counsel of recognized standing, to the effect that there has been such change or amendment which would entitle the Company to redeem the Notes under Section 3.07(d). In addition, before the Company publishes or sends notice of redemption of the Notes pursuant to Section 3.07(d), it will deliver to the Trustees an Officer’s Certificate to the effect that it cannot avoid its obligation to pay Additional Amounts by the Company taking reasonable measures available to it and all other conditions for such redemption have been met. The Trustees shall be entitled to rely on such Officer’s Certificate and opinion of independent tax counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders.

(f) Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08 No Mandatory Redemption.

The Company is not required to make mandatory redemption, sinking fund or other reserve payments with respect to the Notes.

Section 3.09 Offer to Purchase by Application of Excess Proceeds.

In the event that, pursuant to Section 4.17 hereof, the Company shall be required to commence an Asset Sale Offer to all Holders of Notes and certain holders of First Lien Debt secured by Collateral, as provided in Section 4.17(c), it will follow the procedures specified in this Section 3.09 and in Sections 4.17:

(a) The Asset Sale Offer will commence as set forth in Section 4.17(c) and shall remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Asset Sale Offer Period”).

(b) Promptly following the expiration of the Asset Sale Offer Period (the “Asset Sale Purchase Date”), the Company shall apply the Excess Proceeds to purchase, prepay or redeem, as applicable, the maximum principal amount of Notes and such First Lien Debt secured by Collateral (plus the payment of all accrued interest thereon, and all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of such Excess Proceeds (on a pro rata basis, if applicable) (the “Asset Sale Purchase Amount”).

(c) Payment for any Notes purchased in an Asset Sale Offer shall be made in the same manner as interest payments are made.

(d) If the Asset Sale Purchase Date is on or after an interest Record Date and on or before the related Interest Payment Date, any accrued interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(e) Upon the commencement of an Asset Sale Offer, the Company will send or cause to be sent, by first class mail, a notice to the Holders, with a copy to the Trustees. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

(1) that the Asset Sale Offer is being made pursuant to this Section 3.09 and Section 4.17 hereof and the length of time the Asset Sale Offer will remain open;

(2) the terms of the Asset Sale Offer, including the amount of Excess Proceeds, the purchase price and the expected Asset Sale Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Asset Sale Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in the principal amount of $2,000 or an integral multiple of $1,000 in excess thereof;

(6) specifying the procedures (including, without limitation, the Applicable Procedures, to the extent applicable) that Holders electing to have Notes purchased pursuant to any Asset Sale Offer will be required to comply with;

(7) that, if the aggregate principal amount of Notes and applicable First Lien Debt tendered pursuant to the Asset Sale Offer, together with accrued interest thereon and all fees and expenses, including premiums, incurred in connection therewith, exceeds the Excess Proceeds, the purchase will be made on a pro rata basis based on principal amount; and

(8) that Holders whose Notes are purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

(f) On or before the Asset Sale Purchase Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Asset Sale Offer;

(2) deposit with the Paying Agent an amount in immediately available funds equal to the Asset Sale Purchase Amount in respect of all Notes or portions of Notes properly tendered and to be accepted pursuant to the Asset Sale Offer; and

(3) deliver or cause to be delivered to the Trustees the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent shall promptly deliver to each Holder of Notes properly tendered and accepted for purchase the Asset Sale Purchase Amount for such Notes, and the Trustees will promptly authenticate and send (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company will publicly announce the results of the Asset Sale Offer on or as soon as practicable after the Asset Sale Purchase Date.

Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06 of this Indenture .

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale Offer provisions of this Section 3.09 or 4.17, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such Asset Sale Offer provisions by virtue of such compliance.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

The Company will pay or cause to be paid the principal of, premium, if any, and interest on, the Notes on the dates and in the manner provided in this Indenture and the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

Section 4.02 Maintenance of Office or Agency.

(a) The Company will maintain an office or agency (which may be an office of a Trustee or an affiliate of a Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustees of the location, and any change in the location, of such office or agency. If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustees with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustees. Such offices shall initially be at:

For the U.S. Trustee:

The Bank of New York Mellon

101 Barclay Street, 7E

New York, NY 10286

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 212-815-5366

For the Canadian Co-Trustee and Collateral Agent:

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada, M5H 4A6

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 416-360-1711

Effective June 26, 2017:

1 York Street, 6th Floor

Toronto, ON M5J 0B6

(b) The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice to the Trustees of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Company hereby designates the Corporate Trust Office of each Trustee as one such office or agency of the Company in accordance with Section 2.03 hereof.

Section 4.03 Corporate Existence; Insurance; Maintenance of Properties.

(a) Subject to Article 5 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Restricted Subsidiaries (other than Immaterial Subsidiaries), in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries;

provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and that the loss thereof would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

Section 4.04 Compliance Certificate.

(a) The Company shall deliver to the Trustees, within 120 days after the end of each fiscal year of the Company, an Officer’s Certificate regarding compliance with all conditions and covenants under this Indenture and the Collateral Agreements and, if the Company is not in compliance, the Company must specify any Defaults.

(b) So long as any of the Notes are outstanding, the Company will deliver to the Trustees, forthwith upon becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default.

Section 4.05 Taxes.

The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (2) all material lawful claims for labor, materials and supplies which, if unpaid, might by law become a Lien upon any property or assets of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 4.06 Stay, Extension and Usury Laws.

The Company and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any consolidation, arrangement, merger or amalgamation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any consolidation, arrangement, merger or amalgamation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4) make any Restricted Investment,

(all such payments and other actions set forth in these clauses (1) through (4) of Section 4.07(a) being collectively referred to as “Restricted Payments”)

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.08(a) of this Indenture; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (8) and (9) of Section 4.07(b) of this Indenture), is less than the sum, without duplication, of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2017 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B) 100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Company since the Issue Date as a contribution to its common equity share capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock of the Company) or from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company, in each case that have been converted into or exchanged for Equity Interests of the Company (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(C) to the extent that any Restricted Investment that was made after the Issue Date is (a) sold for cash or marketable securities or otherwise cancelled, liquidated or repaid for cash or marketable securities or (b) made in an entity that subsequently becomes a Restricted Subsidiary of the Company that is a Guarantor, the initial amount of such Restricted Investment (or, if less, the amount of cash or the Fair Market Value of the marketable securities received upon repayment or sale); plus

(D) to the extent that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of the Company’s Restricted Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date; plus

(E) 50% of any dividends received in cash and the Fair Market Value of property other than cash received by the Company or a Restricted Subsidiary of the Company after the Issue Date from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

(b) The provisions of Section 4.07(a) of this Indenture will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Equity Interests for purposes of clause (3)(B) of the preceding paragraph;

(3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of such Restricted Subsidiary’s Equity Interests on a pro rata basis;

(4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5) so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed US$2.5 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options (or related withholding taxes);

(7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described in Section 4.08(a) of this Indenture;

(8) payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9) payments or distributions to dissenting stockholders pursuant to applicable law, or pursuant to or in connection with a consolidation, amalgamation, merger or transfer of the Capital Stock of any Restricted Subsidiary or of all or substantially all of the assets of the Company, in each case, that complies with the requirements of this Indenture; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Company shall have made a Change of Control Offer (if required by this Indenture) and that all Notes tendered by Holders in connection with the Change of Control Offer have been repurchased, redeemed or acquired for value;

(10) the required repurchase, redemption or other acquisition or retirement for value of any Indebtedness that is contractually subordinated to the Notes or any Note Guarantee (a) at a purchase price not greater than 101% of the principal amount of such Indebtedness, pursuant to provisions similar to those described in Section 4.16 of this Indenture or (b) at a purchase price not greater than 100% of the principal amount of such Indebtedness, pursuant to provisions similar to those described in Section 4.17 of this Indenture; provided that there is a concurrent or prior Change of Control Offer or Asset Sale Offer, as applicable, and all Notes tendered by Holders of the Notes in connection with such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; and

(11) so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed US$25.0 million since the Issue Date.

(c) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this Section 4.07 will be determined by the chief executive officer, the chief financial officer, the chief accounting officer or the controller of the Company and set forth in an Officer’s Certificate delivered to the Trustees; provided, such determination of Fair Market Value shall be evidenced by a resolution of the Board of Directors of the Company if the value of such Restricted Payment exceeds $25.0 million. The Company, in its sole discretion, may classify any Investment or other Restricted Payment as being made in part under one of the clauses or subclauses of this Section 4.07 (or, in the case of any Investment, the clauses or subclauses of Permitted Investments) and in part under one or more other such clauses or subclauses (or, as applicable, clauses or subclauses), in each case, in any manner that complies with this Section 4.07.

Section 4.08 Incurrence of Indebtedness and Issuance of Preferred Stock.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b) The provisions of Section 4.08(a) hereof will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Company and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed, at any time outstanding, the greater of (x) US$50.0 million and (y) 8.0% of Consolidated Tangible Assets;

(2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date;

(4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (x) US$50.0 million and (y) 8.0% of Consolidated Tangible Assets;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.08(a) hereof or clauses (2), (3) (5) or (10) of this Section 4.08(b);

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(A) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(B) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that any:

(A) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; or

(B) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations or Treasury Management Arrangements in the ordinary course of business;

(9) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 4.08; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) Indebtedness of the Company or any of its Restricted Subsidiaries constituting Acquired Debt; provided that such Acquired Debt is not incurred in contemplation of the related acquisition or merger; provided, further, that after giving effect to such acquisition and the incurrence of Indebtedness, either (i) the Company would be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.08(a) or (ii) the Company would have had a Fixed Charge Coverage Ratio not less than the actual Fixed Charge Coverage Ratio for the Company pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.08(a);

(11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of (A) workers’ compensation claims, health, disability or other employee benefits, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business, (B) performance bonds, bank guarantees or similar obligations for or in connection with pledges, deposits or payments made or given in relation to such performance bonds, bank guarantees or similar instruments in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under mining, health, safety, affected local community or aboriginal peoples’ benefits, reclamation, mine closure or other environmental obligations or in relation to infrastructure arrangements owned or provided to or applied for by the Company or any of its Restricted Subsidiaries, (C) letters of credit issued or incurred to support the purchase of supplies and equipment, including fuel, in the ordinary course of business of the Company and its Restricted Subsidiaries and (D) deferred payments under power rate deferral programs of the British Columbia Hydro and Power Authority;

(12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(13) Indebtedness arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with any acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of this Indenture, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(14) the incurrence by the Company or any of its Restricted Subsidiaries of obligations consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business; and

(15) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed the greater of (x) US$50.0 million and (y) 8.0% of Consolidated Tangible Assets.

(c) The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor solely by virtue of being unsecured, by virtue of being secured on a junior priority basis or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more such holders priority over the other holders in the collateral held by them.

(d) For purposes of determining compliance with this Section 4.08, in the event that an item of Indebtedness meets the criteria of more than one of the clauses of Permitted Debt described in clauses (1) through (15) of Section 4.08(b), or is entitled to be incurred pursuant to Section 4.08(a), the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.08. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock or operating leases as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this Section 4.08; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this Section 4.08, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this Section 4.08 shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

(e) The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A) the Fair Market Value of such assets at the date of determination; and

(B) the amount of the Indebtedness of the other Person.

Section 4.09 Liens.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness on any asset of the Company or such Restricted Subsidiary now owned or hereafter acquired, except Permitted Liens, unless, solely in the case of assets not constituting Collateral, contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a guarantee of the Notes, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same assets of the Company or such Restricted Subsidiary, as the case may be; and

(2) in the case of any Lien securing Indebtedness subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same assets of the Company or such Restricted Subsidiary, as the case may be, prior to the Lien securing such subordinated Indebtedness.

(b) Any Lien that is granted to secure the Notes pursuant to this Section 4.09 shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes.

(c) For purposes of determining compliance with this Section 4.09, (1) a Lien securing an item of Indebtedness need not be permitted solely by reference to one clause of Permitted Liens (or any portion thereof) but may be permitted in part under any combination thereof and (2) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the clauses of Permitted Liens (or any portion thereof), the Company may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 4.09.

Section 4.10 Dividend and Other Payment Restrictions Affecting Subsidiaries.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

(b) The restrictions set forth in Section 4.10(a) shall not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and any related collateral documents as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2) this Indenture, the Notes, the Note Guarantees and any Collateral Agreements;

(3) agreements governing other Indebtedness (including Credit Facilities) permitted to be incurred under the provisions of the covenant described in Section 4.08 of this Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions will not materially adversely impact the ability of the Company to make required principal and interest payments on the Notes;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(6) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph of this Section 4.10;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness will not materially adversely impact the ability of the Company to make required principal and interest payments on the Notes;

(10) Liens permitted to be incurred under the provisions of the covenant described in Section 4.09 of this Indenture that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13) restrictions imposed under the Osisko Silver Sale Agreement and the Franco-Nevada Agreement, in each case, as in effect on the Issue Date and as amended, supplemented, extended, restated or replaced; provided that any amendment, supplement, extension, restatement or replacement of such agreements is not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date.

Section 4.11 Transactions with Affiliates.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of US$10.0 million, unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustees, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, a resolution of the Board of Directors of the Company set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with this Section 4.11 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company.

(b) The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of paragraph (a) of this Section 4.11:

(1) any employment agreement, severance agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries;

(5) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

(6) any transaction or series of related transactions for which the Company delivers to the Trustees an opinion as to the fairness to the Company or the applicable Restricted Subsidiary of such transaction or series of related transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing;

(7) Restricted Payments that do not violate the provisions of this Indenture described in Section 4.07;

(8) loans or advances to employees in the ordinary course of business not to exceed US$2.5 million in the aggregate at any one time outstanding; and

(9) any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the Holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby.

Section 4.12 Business Activities.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Section 4.13 Additional Guarantees.

If the Company or any of its Restricted Subsidiaries acquires or creates another Subsidiary (other than an Immaterial Subsidiary or a Subsidiary designated as an Unrestricted Subsidiary in accordance with this Indenture) after the Issue Date, or if any Immaterial Subsidiary ceases to be an Immaterial Subsidiary or an Unrestricted Subsidiary is designated as a Restricted Subsidiary, then that newly acquired or created Subsidiary or former Immaterial Subsidiary or Unrestricted Subsidiary, as applicable, will become a Guarantor and execute a Note Guarantee pursuant to a supplemental indenture, execute an amendment, supplement or other instrument in respect of the Collateral Agreements (including joinders to any intercreditor agreements) and deliver an Opinion of Counsel, in each case satisfactory to the Trustees or the Collateral Agent, as applicable, within 30 business days of the date on which it is acquired or created or ceases to be an Immaterial Subsidiary or Unrestricted Subsidiary, as applicable. The form of such supplemental indenture is attached as Exhibit E hereto.

Section 4.14 Designation of Restricted and Unrestricted Subsidiaries.

(a) The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will the business operated by the Gibraltar Subsidiary on the Issue Date be transferred to or held by an Unrestricted Subsidiary. That designation shall only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(b) If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary shall be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.07(a) hereof or one or more clauses of the definition of Permitted Investments, as determined by the Company.

(c) Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustees by filing with the Trustees a certified copy of a resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.07 of this Indenture.

(d) The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if:

(1) such Indebtedness is permitted under Section 4.08 of this Indenture, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and

(2) no Default or Event of Default would be in existence following such designation.

(e) If, any Unrestricted Subsidiary would fail to meet the requirements of clauses (a) through (d) of this Section 4.14 as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described in Section 4.08 of this Indenture, the Company will be in default of such covenant.

Section 4.15 Reports.

(a) Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company shall furnish to the Trustees and to the Holders of Notes or cause the Trustees to furnish to the Holders of Notes (or furnish to the SEC for public availability):

(1) Within 120 days after the end of each fiscal year, all annual financial information and certifications that would be required to be contained in a filing with the SEC on Form 20-F or, if the Company is eligible to use such Form, Form 40-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by the Company’s independent accounting firm;

(2) Within 60 days after the end of each of the first three fiscal quarters of each fiscal year, all interim quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any Province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and whether or not the Company has any of its securities listed on such exchange; and

(3) Within the time periods specified in the SEC’s rules and regulations, all current reports that would be required to be furnished to the SEC on Form 6-K if the Company were required to furnish these reports.

(b) The Company shall furnish a copy of each of all of the information and reports referred to in clauses (1), (2) and (3) of Section 4.15(a) to the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such reports) and will post the reports on its website within those time periods.

(c) If, at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company shall nevertheless furnish the information and reports specified in Section 4.15(a) to the SEC within the time periods specified in Section 4.15(a) unless the SEC will not accept such reports. The Company shall not take any action for the purpose of causing the SEC not to accept any such reports. If, notwithstanding the foregoing, the SEC will not accept the Company’s reports for any reason, the Company shall post the reports referred to in Section 4.15(a) on its website within the time periods described in Section 4.15(a).

(d) If the Company has designated any of its Significant Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by Section 4.15(a) and Section 4.15(b) shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(e) In addition, the Company agrees that, for so long as any Notes remain outstanding, it shall furnish to the Holders of the Notes, Beneficial Owners of the Notes, and prospective investors, securities analysts and market makers in the Notes upon their request, the information and reports described in this Section 4.15 and any other information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act.

Section 4.16 Offer to Repurchase Upon Change of Control.

(a) If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to US$2,000 or an integral multiple of US$1,000 in excess thereof) of that Holder’s Notes pursuant to a change of control offer (a “Change of Control Offer”) at a purchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to, but not including, the date of purchase (the “Change of Control Payment”), subject to the rights of Holders of Notes on the relevant Record Date to receive interest due on the relevant Interest Payment Date.

(b) Within ten days following any Change of Control, the Company will mail a notice to the Trustees and each Holder:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) stating the purchase price and repurchase date, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that the Change of Control Offer is being made pursuant to this Section 4.16 and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(4) that any Note not tendered will continue to accrue interest;

(5) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(6) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Paying Agent in accordance with the provisions, and within the timeframe, set forth in the notice;

(7) that Holders will be entitled to withdraw their election if they properly deliver to the Paying Agent a withdrawal instruction in accordance with the procedures, and within the timeframe, specified in the notice;

(8) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess of $2,000; and

(9) stating any conditions to the Company’s Change of Control Offer.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this Section 4.16, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of this Section 4.16 by virtue of such compliance.

(c) On or before the Change of Control Payment Date, the Company shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount in immediately available funds equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustees the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent shall promptly deliver to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustees will promptly authenticate and send (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(d) Notwithstanding anything to the contrary in this Section 4.16, the Company shall not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to this Indenture as described in Section 3.07, unless and until there is a default in payment of the applicable redemption price.

(e) Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(f) In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Company (or a third party making the Change of Control Offer as provided above) purchases all of the Notes held by such Holders, the Company will have the right, upon not less than 30 nor more than 60 days’ notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes that remain outstanding, to, but not including, the date of redemption (subject to the right of Holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the date of redemption).

Section 4.17 Asset Sales.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the aggregate consideration received by the Company and its Restricted Subsidiaries in the Asset Sale is in the form of cash or Cash Equivalents.

For purposes of this provision, each of the following will be deemed to be cash:

(A) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability;

(B) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 180 days after the Asset Sale, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(C) any Designated Non-cash Consideration received by the Company in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of US$10.0 million and 1% of Consolidated Tangible Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(D) any stock or assets of the kind referred to in clauses (2) or (4) of Section 4.17(b) of this Indenture.

(b) Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to the extent the Net Proceeds are attributable to an Asset Sale of assets that constitute Collateral, to repay the Notes, any First Lien Debt secured by the Collateral or any other Indebtedness and other Obligations to which the Lien securing the Notes are contractually subordinated, and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto;

(2) to the extent the Net Proceeds are attributable to an Asset Sale of assets that do not constitute Collateral, to repay the Notes or any other secured Indebtedness, and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto and, if the Notes are not then secured by the Collateral, to repay the Notes or any other unsecured Indebtedness;

(3) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(4) to make a capital expenditure in respect of a Permitted Business; or

(5) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

In the case of clause (3) of this Section 4.17(b), a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition is consummated, and (y) the 180th day following the expiration of the aforementioned 365 day period.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.

(c) Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.17(b) of this Indenture will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds US$25.0 million, within thirty days of exceeding such amount, the Company shall make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of First Lien Debt secured by Collateral containing provisions similar to those set forth in this Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of Notes and such First Lien Debt secured by Collateral (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds.

(d) The offer price in any Asset Sale Offer shall be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, prepayment or redemption, subject to the rights of Holders of Notes on the relevant Record Date to receive interest due on the relevant Interest Payment Date, and will be payable in cash.

(e) If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture.

(f) If the aggregate principal amount of Notes and First Lien Debt secured by Collateral tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustees shall select the Notes to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of US$2,000, or an integral multiple of US$1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Section 4.18 Additional Amounts

(a) All payments made under or with respect to the Notes or the Note Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the withholding or deduction is then required by law. If any withholding or deduction for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Company or any Guarantor (including any successor or other surviving entity) is then organized, engaged in business or resident for tax purposes or any political subdivision or taxing authority thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of the Company or any Guarantor (including, without limitation, the jurisdiction of any Paying Agent) (each, a “Tax Jurisdiction”) will at any time be required to be made from any payments made under or with respect to the Notes or the Note Guarantees, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, the Company or the relevant Guarantor, as applicable, will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each Holder (including Additional Amounts) after such withholding or deduction will equal the respective amounts that would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to any of the following (referred to herein as “Excluded Taxes”);

(1) any Taxes that would not have been imposed but for the Holder or Beneficial Owner (or fiduciary, settlor, partner, member or shareholder of the Holder, as the case may be) of the Notes being a citizen or resident or national of, organized in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed or having any other present or former connection with the relevant Tax Jurisdiction other than the mere acquisition, holding, enforcement or receipt of payment in respect of the Notes;

(2) any Taxes that are imposed or withheld as a result of the failure of the Holder or Beneficial Owner of the Notes to comply with any reasonable written request, made to that Holder or Beneficial Owner in writing at least 30 days before any such withholding or deduction would be payable, by the Company or any Paying Agent to provide timely and accurate information concerning the nationality, residence or identity of such Holder or Beneficial Owner or to make any valid and timely declaration or similar claim or satisfy any certification, information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to any exemption from or reduction in all or part of such Taxes;

(3) any Note presented for payment more than 30 days after the relevant payment is first made available for payment to the Holder or Beneficial Owner (except to the extent that the Holder or Beneficial Owner would have been entitled to Additional Amounts had the Note been presented on any day during such 30-day period);

(4) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

(5) any Tax required to be withheld or deducted under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended, or any amended or successor versions of such Sections (“FATCA”), any regulations or other guidance thereunder, or any agreement (including any intergovernmental agreement) entered into in connection therewith, or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement in respect of FATCA;

(6) any Taxes withheld, deducted or imposed because the Holder or Beneficial Owner of the Notes does not deal at arm’s length with the Company or a relevant Guarantor or Paying Agent for purposes of the Income Tax Act (Canada) at a relevant time;

(7) any Taxes withheld, deducted or imposed on a payment on or with respect to the Notes to a Holder that is a fiduciary, a partnership or a person other than the sole Beneficial Owner of any such payment, if such Taxes would not have been imposed had the beneficiary or settlor with respect to such fiduciary, a member of such partnership or the Beneficial Owner of such payment been the Holder of the Note; or

(8) any combination of items (1) through (7) of this Section 4.18(a).

(b) If the Company or any Guarantor becomes aware that it shall be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Company will deliver to the Trustees on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company shall notify the Trustees promptly thereafter) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officer’s Certificate must also set forth any other information reasonably necessary to enable the Paying Agents to pay Additional Amounts to Holders on the relevant payment date. The Trustees shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary. The Company will provide the Trustees with documentation reasonably satisfactory to the Trustees evidencing the payment of Additional Amounts.

(c) The Company or the relevant Guarantor shall make all withholdings and deductions required by law and shall remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law. Upon request, the Company shall provide to the Trustees an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustees evidencing the payment of any Taxes so deducted or withheld.

(d) Whenever in this Indenture there is mentioned, in any context (i) the payment of principal (and premium, if any), (ii) redemption prices or purchase prices in connection with a redemption or repurchase of Notes, (iii) interest, or (iv) any other amount payable under or with respect to any of the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e) The Company and the Guarantors, jointly and severally, shall indemnify each Trustee and each Holder or Beneficial Owner of the Notes for and hold them harmless against the full amount of (i) any Taxes, other than Excluded Taxes, paid by or on behalf of such Trustee or such Holder or Beneficial Owner in connection with payments made under or with respect to the Notes or the Note Guarantees held by such Holder or Beneficial Owner and (ii) any Taxes, other than Excluded Taxes, levied or imposed with respect to any reimbursement under the foregoing clause (i) or this clause (ii). A certificate as to the amount of such requested indemnification, delivered by such Trustee or such Holder, shall be conclusive absent manifest error. In addition, the Company shall pay and indemnify the Trustees and each Holder for any present or future stamp, court or documentary taxes, and any other excise or property taxes, charges or similar levies which arise in a Tax Jurisdiction from the execution, delivery or registration of the Notes on the Issue Date or with respect to payments on the Notes.

Section 4.19 Covenant Suspension.

(a) If on any date following the Issue Date (i) the Notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” (as defined in Section 3(c)(62) of the Exchange Act) selected by the Company as a replacement agency); and (ii) no Default or Event of Default shall have occurred and be continuing, then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes, the covenants specifically listed in the following Sections of this Indenture will no longer be applicable to the Notes:

(1) Section 4.07;

(2) Section 4.08;

(3) Section 4.10;

(4) Section 4.11;

(5) Section 4.12;

(6) Section 4.14;

(7) Section 4.17; and

(8) clause (4) of the covenant described in Section 5.01.

Section 4.20 Further Assurances.

(a) The Company and the Guarantors shall execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register, as applicable, any and all such further acts, deeds, conveyances, security agreements, assignments, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments, and shall take all further action, as may be required from time to time in order to (i) carry out the terms and provisions of the Collateral Agreements, (ii) subject to the Liens created by any of the Collateral Agreements any of the properties, rights or interests required to be encumbered thereby, (iii) perfect and maintain the validity, effectiveness and priority of any of the Collateral Agreements and the Liens intended to be created thereby, and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm to the Collateral Agent any of the rights granted now or hereafter intended by the parties thereto to be granted to the Collateral Agent under the Collateral Agreements or under any other instrument executed in connection therewith.

(b) If at any time the First Lien Debt is secured by Liens on Additional Notes Collateral, the Company and the Guarantors, as applicable, shall as promptly as practicable take all necessary action in furtherance of clauses (i) through (iv) of Section 4.20(a) with respect to such Additional Notes Collateral. Upon the exercise by the Trustees, the Collateral Agent or any Holder of Notes of any power, right, privilege or remedy under this Indenture or any of the Collateral Agreements which requires any consent, approval, recording, qualification or authorization of any governmental authority, the Company and the Guarantors shall execute and deliver all applications, certifications, instruments and other documents and papers that may be required from either the Company or any Guarantor for such governmental consent, approval, recording, qualification or authorization.

(c) Neither the Company nor any Guarantor will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted or required by this Indenture and the Collateral Agreements (including the Osisko Intercreditor Agreement and any Intercreditor Agreement).

(d) To the extent that any instrument or other document is required to be delivered to give effect to and perfect the Liens on the Initial Notes Collateral, the Company and the Guarantors will use their commercially reasonable efforts to deliver such instruments and/or other documents as soon as possible but in no event later than 10 Business Days following the Issue Date.

Section 4.21 Impairment of Security Interest.

Neither the Company nor any of its Restricted Subsidiaries shall take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral, except as otherwise permitted or required by the Collateral Agreements or this Indenture.

Section 4.22 Additional Notes Collateral.

If the First Lien Debt is secured by a first priority Lien on Initial Notes Collateral and by Liens on any additional property or assets of the Company or any of its Restricted Subsidiaries (such additional property or assets, “Additional Notes Collateral”), the Notes and Note Guarantees shall be secured by a Lien on such Additional Notes Collateral, provided that the Liens on the Additional Notes Collateral will be junior in priority pursuant to any Intercreditor Agreement to the Liens that secure such First Lien Debt, in accordance with the Collateral Agreements.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Consolidation, or Sale of Assets.

(a) The Company shall not, directly or indirectly: (1) merge, amalgamate or consolidate with or into another Person (whether or not the Company is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (A) the Company is the surviving corporation; or (B) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of Canada, any province or territory of Canada, the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes, this Indenture and the Collateral Agreements pursuant to agreements reasonably satisfactory to the Trustees or the Collateral Agent, as applicable, or is liable for those obligations by operation of law;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.08(a); or (ii) have had a Fixed Charge Coverage Ratio not less than the actual Fixed Charge Coverage Ratio for the Company pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.08(a).

(b) In addition, the Company shall not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

(c) This Section 5.01 will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and any one or more of its Restricted Subsidiaries or between or among any one or more of the Company’s Restricted Subsidiaries.

(d) Section 5.01(a)(3) and Section 5.01(a)(4) will not apply to:

(1) any merger, amalgamation, consolidation or arrangement of the Company with or into one or more of its Restricted Subsidiaries for any purpose; or

(2) any merger, amalgamation, consolidation, arrangement of the Company with or into an Affiliate solely for the purpose of reincorporating or continuing the Company in another jurisdiction.

(e) For purposes of this Section 5.01, the sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Section 5.02 Successor Corporation Substituted.

Upon any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof, the successor Person formed by such consolidation or amalgamation or into or with which the Company or Restricted Subsidiaries is or are merged or to which such sale, assignment, transfer, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, amalgamation, merger, sale, assignment, transfer, conveyance or other disposition, the provisions of this Indenture referring to the “Company” shall refer instead to the successor Person and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a disposition of all or substantially all of the Company’s and its Restricted Subsidiaries’ assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01 hereof.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by the Company or any of the Guarantors for a period of 30 days to comply with the provisions described in Section 4.16, Section 4.17 or Section 5.01 hereof;

(4) failure by the Company or any of the Guarantors to comply with any of the other agreements in the Notes Documents, continued for 60 days after notice to the Company by the Trustees or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class of such failure to comply with any of the other agreements in the Notes Documents;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(A) is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(B) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$25.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$25.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days;

(7) default by the Company or any of its Restricted Subsidiaries to observe or perform any covenant or other agreement or condition under the Osisko Silver Sale Agreement, the Franco-Nevada Agreement or any future customary royalty or metal streaming arrangement, the effect of which is to cause the acceleration of payments of US$25.0 million or more under such agreement or arrangement;

(8) except as expressly permitted by this Indenture and the Collateral Agreements, with respect to any assets having a Fair Market Value in excess of US$25.0 million, individually or in the aggregate, that constitutes, or under this Indenture or any Collateral Document is required to constitute, Collateral:

(A) any of the Collateral Agreements for any reason ceases to be in full force and effect;

(B) any security interest created, or purported to be created, by any of the Collateral Agreements for any reason ceases to be enforceable and of the same effect and priority purported to be created thereby; or

(C) the Company or any Restricted Subsidiary asserts that such Collateral is not subject to a valid, perfected security interest;

(9) except as permitted by this Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(10) the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Insolvency Laws:

(A) commences a voluntary case;

(B) consents to the entry of an order for relief against it in an involuntary case;

(C) consents to the appointment of a custodian of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) generally is not paying its debts as they become due; and

(11) a court of competent jurisdiction enters an order or decree under any Insolvency Laws that:

(A) is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 6.02 Acceleration.

(a) In the case of an Event of Default specified in clause (10) or (11) of Section 6.01 hereof, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, a Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately and may instruct the Collateral Agent to enforce the Collateral, subject to the provisions of this Indenture and the Collateral Agreements.

Section 6.03 Collateral Enforcement.

(a) If an Event of Default occurs and is continuing, subject to the terms of this Indenture and the Collateral Agreements (including the Osisko Intercreditor Agreement and any Intercreditor Agreement (to the extent in effect at such time)), the Collateral Agent may, at any time:

(1) realize upon or otherwise dispose of or contract to dispose of the Pledged Assets by sale, transfer or delivery;

(2) exercise and enforce all rights and remedies of a Holder of the Pledged Assets as if the Collateral Agent were the absolute owner (including, if necessary, causing the Pledged Assets to be registered in the name of the Collateral Agent or its nominee);

(3) collect any dividends, distributions or proceeds arising in respect of the Pledged Assets;

(4) provide instruction or order to any issuer or securities intermediary pursuant to any control agreement the Collateral Agent has over the Pledged Assets;

(5) appoint by instrument in writing a receiver, receiver and manager or agent of all or any part of the Pledged Assets and removal or replacement from time to time of any receiver or agent;

(6) institute proceedings in any court of competent jurisdiction for the appointment of a receiver of all or any part of the Pledged Assets; or

(7) exercise any other remedy or proceeding authorized or permitted under the PPSA or otherwise by law or equity, in each case without demand of performance or other demand, advertisement or notice of any kind to or upon the Company (except as may be required by law).

(b) Notwithstanding Section 6.03(a), the ability of the Collateral Agent to exercise rights and remedies with respect to the Collateral is subject to the limitations under the JV Agreement, inter alia, that govern the granting by a JV Participant of a Lien over or in respect of its rights under the JV Agreement, including its Participating Interest, including:

(1) any right that the Collateral Agent has to deal with the Collateral is subject to the provisions of Article 14 (Transfer of Interest) of the JV Agreement, it being expressly provided that the exercise or enforcement by the Collateral Agent (or any Person claiming through or under the Collateral Agent) of any power of sale or other power of enforcement of its security interest in the Collateral shall be subject to the provisions of Article 14 of the JV Agreement, including those described in the Offering Memorandum;

(2) The Collateral Agent is not permitted, in any circumstances, to foreclose upon the JV Assets;

(3) The Collateral Agent and any Person claiming through or under the Collateral Agent shall not seek partition or the establishment of a trust for sale or take any action (whether by any court or otherwise) for partition or sale in lieu of partition during the continuance of the JV Agreement of any JV Assets or any other property in which the Gibraltar Subsidiary has an interest with Cariboo under the JV Agreement;

(4) The Collateral Agent and any Person claiming through or under the Collateral Agent shall not without the prior consent of Cariboo, waive, release, surrender or forfeit or permit to be waived, released, surrendered or forfeited any right, title or interest in or to the JV Assets;

(5) The Collateral Agent will not assign, transfer or otherwise dispose of any interest in the Collateral Agreements, in whole or in part, without the assignee, transferee or disposee, as applicable, expressly, in writing, assuming the obligations of the Collateral Agent under the Collateral Agreements;

(6) To ensure that confidentiality is maintained, only information that is in the public domain shall be disclosed to the Collateral Agent unless the Collateral Agent has executed and delivered a confidentiality agreement with Cariboo (and any other JV Participant or Operator (as defined in the JV Agreement)) which ensures the confidentiality requirements of the JV Agreement are maintained;

(7) Under the Collateral Agreements, the Collateral Agent will agree that Cariboo will be a third party beneficiary of the covenants described in this Section 6.03(b) limiting the Collateral Agent’s recourse in respect of Collateral as if Cariboo were a “party” referred to in the Collateral Agreements for so long as Cariboo is party to the JV Agreement. These restrictions will be binding on the Collateral Agent’s successors and assignees under the Collateral Agreements and enure to the benefit of Cariboo’s and Collateral Agent’s respective successors and assignees under the Collateral Agreements; and

(8) Any Lien permitted in accordance with the conditions described in this Section 6.03(b) shall rank junior to any security the parties to the JV Agreement grant in favor of each other to secure the performance of the JV Agreement.

Section 6.04 Other Remedies.

(a) If an Event of Default occurs and is continuing, the Trustees and the Collateral Agent may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes, this Indenture or the Collateral Agreements.

(b) A Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustees, the Collateral Agent or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.05 Waiver of Past Defaults.

(a) The Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustees or the Collateral Agent, as applicable, may on behalf of the Holders of all of the Notes (i) waive an existing Default or Event of Default and its consequences under this Indenture, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, (ii) rescind an acceleration or any instruction to enforce the Collateral, except where such rescission would conflict with any judgment or decree. Upon such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, provided that no such waiver shall extend to subsequent or other Defaults or impair any right consequent thereon pursuant to this Indenture and the Collateral Agreements.

(b) In the event of any cross-default Event of Default specified in clause (5) of Section 6.01, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of the acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustees or the Holders of the Notes, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or

(2) the Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(3) if the default that is the basis for such Event of Default has been cured.

Section 6.06 Control by Majority.

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustees or exercising any trust or power conferred on them, provided that:

(1) such direction shall not be in conflict with any rule of law or with this Indenture;

(2) the Trustees may take any other action deemed proper by the Trustees which is not inconsistent with such direction, and

(3) the Trustees need not take any action which might involve them in personal liability or be unjustly prejudicial to the Holders not consenting.

Prior to taking any action under this Indenture, the Trustees shall be entitled to security or indemnity satisfactory to them in their sole discretion against all losses and expenses caused by taking or not taking such action.

Section 6.07 Limitation on Suits.

(a) Except to enforce the right to receive payment of principal, premium, if any, or interest, if any, when due, no Holder of a Note may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given the Trustees and the Collateral Agent written notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustees to pursue the remedy and, if applicable, instructions to the Collateral Agent to enforce the Collateral;

(3) such Holder or Holders offer and, if requested, provide to the Trustees and the Collateral Agent security or indemnity satisfactory to the Trustees and the Collateral Agent against any loss, liability or expense;

(4) the Trustees and the Collateral Agent do not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustees and/or the Collateral Agent a direction inconsistent with such request.

(b) Holders of the Notes may not independently enforce the Collateral, except through the Collateral Agent, as provided in the Collateral Agreements.

Section 6.08 Rights of Holders of Notes to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder; provided that a Holder shall not have the right to institute any such suit for the enforcement of payment if and to the extent that the institution or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver or loss of the Lien of this Indenture upon any property subject to such Lien.

Section 6.09 Collection Suit by Trustee or Collateral Agent.

If an Event of Default specified in Sections 6.01(1) or (2) hereof occurs and is continuing, the Trustee or the Collateral Agent may recover judgment (a) in its own name and (b)(1) in the case of the Trustee, as trustee of an express trust or (2) in the case of the Collateral Agent, as noteholder Collateral Agent on behalf of the Holders, in each case against the Company for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustees, the Collateral Agent and their respective agents and counsel.

Section 6.10 Trustee May File Proofs of Claim.

Each Trustee and the Collateral Agent shall be authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustees and the Collateral Agent, as applicable (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustees, the Collateral Agent and their respective agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to a Trustee or the Collateral Agent, and in the event that the Trustees shall consent to the making of such payments directly to the Holders, to pay to each Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustees, the Collateral Agent or their respective agents and counsel, and any other amounts due the Trustee or the Collateral Agent under the Collateral Agreements and Section 7.06 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustees, their agents and counsel, and any other amounts due the Trustees under Section 7.06 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustees to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustees or the Collateral Agent, as the case may be, to vote in respect of the claim of any Holder in any such proceeding.

Section 6.11 Priorities.

If a Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustees, the Collateral Agent, the Paying Agent and the Registrar for amounts due under Section 7.06 hereof, including payment of all compensation, expenses and liabilities incurred, and all advances made, by the Trustees or the Collateral Agent, as the case may be, and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest, respectively; and

Third: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustees may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.11.

Section 6.12 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against a Trustee or the Collateral Agent, as the case may be, for any action taken or omitted by it as a Trustee or the Collateral Agent, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.12 does not apply to a suit by the Trustees or the Collateral Agent, as the case may be, a suit by a Holder of a Note pursuant to Section 6.08 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, each Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustees will be determined solely by the express provisions of this Indenture and the Trustees need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or Obligations shall be read into this Indenture against the Trustees; and

(2) in the absence of bad faith on its part, the Trustees may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustees and conforming to the requirements of this Indenture. However, the Trustees will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) A Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(2) each Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that such Trustee was negligent in ascertaining the pertinent facts; and

(3) each Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.06 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustees is subject to paragraphs (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require a Trustee to expend or risk its own funds or incur any financial liability. No Trustee will be under any obligation to exercise any of its respective rights and powers under this Indenture or the Collateral Agreements at the request of any Holders, unless such Holder has offered to the Trustees security and indemnity satisfactory to them against any loss, liability or expense.

(f) No Trustees will be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by a Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 Rights of Trustee.

(a) Each Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

(b) The Trustees shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document, but the Trustees, in their discretion, may make such further inquiry or investigation into such facts or matters as they may see fit, and, if the Trustees shall determine to make such further inquiry or investigation, they shall be entitled to examine, during business hours and upon reasonable notice, the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(c) Before a Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. Each Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(d) A Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(e) Each Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(f) The Trustees may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized and their respective signatures at such time to take specified actions pursuant to this Indenture or the Notes.

(g) No Trustee will be under any obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to them against any losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(h) The Trustees shall not be deemed to have or be charged with knowledge of any Default or Event of Default under this Indenture or with respect to the Notes unless (a) a Responsible Officer of the applicable Trustee shall have actual knowledge of such Default or Event of Default or (b) written notice of such Default or Event of Default shall have been given to the Trustee by the Company or any other obligor on such Notes or by a Holder of such Notes and such notice refers to the Notes and this Indenture.

(i) the permissive rights of the Trustees enumerated herein shall not be construed as duties.

(j) The Trustees shall not be required to give any bond or surety in respect of the performance of their powers and duties hereunder.

(k) In no event shall the Trustees be liable to any Person for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Trustees have been advised of the likelihood of such loss or damage.

(l) The rights, privileges, protections, immunities and benefits given to each Trustee, including, without limitation, each Trustee’s right to be indemnified, are extended to, and shall be enforceable by, such Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

(m) The Trustees shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect of any transfer, exchange, redemption, purchase or repurchase, as applicable, of interest in any security.

(n) Delivery of reports, information and documents to the Trustee under Section 4.15 is for informational purposes only and the Trustees’ receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of their covenants hereunder (as to which the Trustees are entitled to rely exclusively on Officers’ Certificates or Opinions of Counsel, as applicable).

Section 7.03 Individual Rights of Trustees.

Each Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, if either Trustee acquires any conflicting interest under applicable law, it must eliminate such conflict within 90 days, or resign. In addition, under the Business Corporations Act (British Columbia), if either Trustee becomes aware that a material conflict of interest between its role as Trustee and its role in any other capacity, it must, within 3 months after becoming aware that such material conflict of interest exists, eliminate that conflict of interest or resign as Trustee. Any Agent may do the same with like rights and duties. Each Trustee is also subject to Section 7.09 hereof.

Section 7.04 Trustees’ Disclaimer.

The Trustees will not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Collateral Agreements or the Notes, shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, will not be responsible for the use or application of any money received by any Paying Agent other than the Trustees, and will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than a Trustee’s certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and a Responsible Officer of the applicable Trustee has received written notice of it or has actual knowledge of it, such Trustee will mail to

Holders of Notes a notice of the Default or Event of Default within 90 days after such Responsible Officer received written notice of such Default or Event of Default or had actual knowledge thereof. The Trustees may withhold from Holders the notice of any Default if, and so long as, the Trustees determine in good faith that withholding the notice is in the interests of the Holders of the Notes, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest, if any.

Section 7.06 Compensation and Indemnity.

(a) The Company will pay to the Trustees, Collateral Agent, Paying Agent and Registrar (each, an “Indemnified Party”) from time to time reasonable compensation for its acceptance of this Indenture the Collateral Agreements and services hereunder. The Trustees’ compensation will not be limited by any law on compensation of a Trustee of an express trust. The Company will reimburse each Indemnified Party promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Indemnified Party’s agents and counsel.

(b) The Company and the Guarantors will indemnify each Indemnified Party against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture or the Collateral Agreements, including the costs and expenses of enforcing this Indenture against the Company and the Guarantors (including this Section 7.06) and defending itself against any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith. Each Indemnified Party will notify the Company promptly of any claim for which it may seek indemnity. Failure by an Indemnified Party to so notify the Company will not relieve the Company or any of the Guarantors of their Obligations hereunder or under the Collateral Agreements. The Company or such Guarantor will defend the claim and the Indemnified Party will cooperate in the defense. Each Indemnified Party may have separate counsel and the Company will pay the reasonable fees and expenses of such counsel. Neither the Company nor any Guarantor need pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The Obligations of the Company and the Guarantors under this Section 7.06 will survive the satisfaction and discharge of this Indenture and the termination of the Collateral Agreements.

(d) To secure the Company’s and the Guarantors’ payment Obligations in this Section 7.06, each Indemnified Party will have a Lien prior to the Notes on all money, Collateral or property held or collected by a Trustee, in its capacity as Trustee, or the Collateral Agent in its capacity as Collateral Agent, except, in the case of a Trustee, that held in trust to pay principal, premium, if any, and interest on particular Notes pursuant to Article 8 hereof. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When an Indemnified Party incurs expenses or renders services after an Event of Default specified in Section 6.01(10) or (11) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Insolvency Laws.

Section 7.07 Replacement of Trustee and Collateral Agent.

(a) A Trustee and the Collateral Agent may resign in writing at any time and be discharged from the trust hereby created by so notifying the Company. A resignation or removal of a Trustee or the Collateral Agent and appointment of a successor Trustee or Collateral Agent will become effective only upon the successor Trustee’s or successor Collateral Agent’s, as applicable, acceptance of appointment as provided in this Section 7.07.

(b) The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove a Trustee and/or the Collateral Agent by so notifying the Trustee and/or the Collateral Agent, as applicable, and the Company in writing. The Company may remove a Trustee and/or the Collateral Agent, as applicable, if:

(1) the Trustee fails to comply with Section 7.09 hereof;

(2) the Trustee or the Collateral Agent, as applicable, is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Insolvency Laws;

(3) a custodian or public officer takes charge of the Trustee or the Collateral Agent, as applicable, or its property; or

(4) the Trustee or the Collateral Agent, as applicable, becomes incapable of acting.

(c) If a Trustee and/or the Collateral Agent resigns or is removed or if a vacancy exists in the office of Trustee or the Collateral Agent, as applicable, for any reason, the Company will promptly appoint a successor Trustee or successor Collateral Agent, as applicable. Within one year after the successor Trustee and/or successor Collateral Agent, as applicable, takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee or successor Collateral Agent, as applicable, to replace the successor Trustee or successor Collateral Agent, as applicable, appointed by the Company.

(d) If a successor Trustee or successor Collateral Agent, as applicable, does not take office within 60 days after the retiring Trustee or Collateral Agent, as applicable, resigns or is removed, the retiring Trustee or Collateral Agent, as applicable, the Company, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee or successor Collateral Agent, as applicable.

(e) If a Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee or successor Collateral Agent, as applicable, will deliver a written acceptance of its appointment to the retiring Trustee or Collateral Agent, as applicable, and to the Company. Thereupon, the resignation or removal of the retiring Trustee or Collateral Agent, as applicable, will become effective, and the successor Trustee or successor Collateral Agent, as applicable, will have all the rights, powers and duties of the Trustee or the Collateral Agent, as applicable, under this Indenture. The successor Trustee or successor Collateral Agent, as applicable, will mail a notice of its succession to Holders. The retiring Trustee or Collateral Agent, as applicable, will promptly transfer all property held by it as Trustee or Collateral Agent, as applicable, to the successor Trustee or successor Collateral Agent, as applicable; provided all sums owing to the Trustee or Collateral Agent, as applicable, hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Company’s Obligations under Section 7.06 hereof will continue for the benefit of the retiring Trustee or Collateral Agent, as applicable.

Section 7.08 Successor Trustee or Successor Collateral Agent by Merger, etc.

If a Trustee or Collateral Agent, as applicable, consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee or successor Collateral Agent, as applicable.

Section 7.09 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition.

Section 7.10 U.S. Trustee and Canadian Co-Trustee.

Unless the context otherwise requires, any action to be performed by the Trustees under this Indenture may be performed by any one of the Canadian Co-Trustee or the U.S. Trustee or both of them, and any such act shall bind both such Co-Trustees.

Section 7.11 Additional Rights of Trustees.

Each Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, either Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should either Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to all parties provided (i) that such Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to such Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

The Canadian Co-Trustee hereto acknowledges that Canadian federal and provincial legislation addressing the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, the Canadian Co-Trustee shall not take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company, prior to transferring, or causing to be transferred, personal information to the Canadian Co-Trustee, shall obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have been previously given and can be relied on or are not required under Privacy Laws. The Canadian Co-Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Canadian Co-Trustee agrees to (i) maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (ii) use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent and direction of the Company; (iii) not sell or otherwise improperly disclose personal information to any third party; and (iv) use employee administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

It is expressly acknowledged and agreed that the Canadian Co-Trustee may, in the course of providing services hereunder, collect or receive, use and disclose financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i) to provide the services required under this Indenture and other services that may be requested from time to time;

(ii) to help the Canadian Co-Trustee manage its servicing relationships with such individuals;

(iii) to meet the Canadian Co-Trustee’s legal and regulatory requirements; and

(iv) if social insurance numbers are collected by the Canadian Co-Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Notwithstanding anything to the contrary herein, the Company and the Trustees may, without liability, disclose information about the Holders and Beneficial Owners or potential Holders or Beneficial Owners of the Notes pursuant to subpoena or other order issued by a court of competent jurisdiction or when otherwise required by applicable law.

Unless otherwise notified, the Trustees shall be entitled to assume that all payments have been made by the Company as required under this Indenture.

The Trustees may assume for the purposes of this Indenture that any address on the register of the Holders of the Notes is the Holder’s actual address and is also determinative as to residency.

The Trustees shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Notes provided such issue, exercise or transfer, as the case may be, is effected in accordance with the terms of this Indenture. The Trustees shall be entitled to process all transfers of Notes upon the presumption that such transfers are permissible pursuant to all applicable laws and regulatory requirements. The Trustees shall have no obligation to ensure that legends appearing on the Notes certificates comply with regulatory requirements or securities laws of any applicable jurisdiction.

Except as provided in this Indenture, the Trustees shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Indenture; such document must not require the exercise of any discretion or independent judgment.

Each Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

Section 7.12 Third Party Interests.

Each party to this Indenture hereby represents to each Trustee that any account to be opened by, or interest to held by the Trustees in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in each Trustee’s prescribed form as to the particulars of such third party.

Section 7.13 Appointment of Additional Co-Trustees.

It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case any Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co-trustee. The following provisions of this Section are adopted to these ends.

In the event that a Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to such Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that such Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

Should any instrument in writing from the Company be required by the additional separate or co-trustee so appointed by such Trustee for more fully and certainly vesting in and confirming to it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Company; provided, that if an Event of Default shall have occurred and be continuing, if the Company does not execute any such instrument within fifteen (15) days after request therefor, the applicable Trustee shall be empowered as an attorney-in-fact for the Company to execute any such instrument in the Company’s name and stead. In case any additional separate or co-trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the applicable Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

Every additional separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(1) all rights and powers, conferred or imposed upon the applicable Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

(2) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.

Any notice, request or other writing given to the Trustees shall be deemed to have been given to each of the then additional separate trustees and co trustees, as effectively as if given to each of them. Every instrument appointing any additional separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article.

Any separate trustee or co-trustee may at any time appoint a Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the applicable Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 7.14 USA PATRIOT Act Compliance.

The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001), the U.S. Trustee is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account. The Company and the Guarantors agree that they will provide the U.S. Trustee with such information as it may request in order for the U.S. Trustee to satisfy the applicable requirements of the USA PATRIOT Act of 2001.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees) on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02, and to have satisfied all their other obligations under such Notes, the Note Guarantees and this Indenture (and the Trustees, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.05 hereof;

(2) the Company’s obligations with respect to the Notes under Article 2 and Sections 4.01 and 4.02 hereof;

(3) the rights, powers, trusts, duties and immunities of the Trustees, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) this Article 8.

Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof.

Section 8.03 Covenant Defeasance.

Upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from each of their obligations under the covenants contained in Sections 4.07 through 4.22, inclusive and clause (4) of Section 5.01 hereof with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Note Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Note Guarantees will be unaffected thereby. In addition, upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(3) through 6.01(9) hereof will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(1) the Company shall irrevocably have deposited or caused to be deposited with either Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Notes, (A) an amount (in Dollars), or (B) Government Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of and premium, if any, and interest, if any, for the Notes, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustees, to pay and discharge, and which shall be applied by the Trustees (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest, if any, on the Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, and (ii) all amounts due the Trustees under Section 7.06; provided that the Trustees shall have been irrevocably instructed to apply such money or the proceeds of such Government Securities to said payments with respect to the Notes. Before such a deposit, the Company may give to the Trustees an irrevocable notice of its election to redeem all or any portion of Notes at a future date in accordance with the terms of this Indenture. Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2) No Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, insofar as clauses (10) and (11) of Section 6.01 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3) Such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company is a party or by which it is bound.

(4) In the case of Legal Defeasance under Section 8.02, the Company shall have delivered to the Trustees an Opinion of Counsel in the United States stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such outstanding securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5) In the case of Covenant Defeasance under Section 8.03, the Company shall have delivered to the Trustees an Opinion of Counsel in the United States to the effect that the Holders of such outstanding securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(6) The Company shall have delivered to the Trustees an Opinion of Counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the Holders of such outstanding securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance or covenant defeasance, as applicable, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the securities include Holders who are not resident in Canada).

(7) The Company is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(8) The Company shall have delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Section 8.04, relating to either the Legal Defeasance under Section 8.02 or the Covenant Defeasance under Section 8.03 (as the case may be), have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable Government Securities (including the proceeds thereof) deposited with a Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Company will pay and indemnify the Trustees against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, any Trustee will deliver or pay to the Company from time to time upon the request of the Company any money or non-callable Government Securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(1) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Company.

Any money deposited with a Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in the New York Times or The Wall Street Journal, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or non-callable Government Securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ Obligations under this Indenture and the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03 hereof, as the case may be; provided, however, that, if the Company makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its Obligations, the Company will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 of this Indenture, the Company, the Guarantors and the Trustees and, if any amendment or supplement relates to any Collateral Agreement, the Collateral Agent, may amend or supplement this Indenture, the Notes, the Collateral Agreements or the Note Guarantees without the consent of any Holder of Note:

(1) to cure any ambiguity, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders of Notes and Note Guarantees in the case of a consolidation, arrangement, merger or amalgamation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under this Indenture of any Holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act.

(6) to conform the text of this Indenture, the Notes, the Note Guarantees or the Collateral Agreements to any provision of the “Description of the Notes” section of the Offering Memorandum to the extent that such provision in the Description of the Notes was intended to be a verbatim recitation of a provision of this Indenture, the Notes, the Note Guarantees or the Collateral Agreements, which intent may be evidenced by an Officer’s Certificate to that effect;

(7) provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the Issue Date;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee to add a guarantee with respect to the Notes;

(9) to evidence and provide for the acceptance and appointment under this Indenture of a successor Trustee or Collateral Agent pursuant to the requirements thereof;

(10) to enter into additional or supplemental Collateral Agreements or to release Collateral from the Lien of this Indenture or the Collateral Agreements in accordance with the terms of this Indenture and the Collateral Agreements; or

(11) to enter into a supplemental indenture to evidence any covenant suspension pursuant to Section 4.19 of this Indenture.

Upon the request of the Company accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the Trustee of the documents described in Section 7.02(b) hereof, the Trustees will join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but no Trustee will be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

(a) Except as otherwise provided in this Section 9.02, this Indenture, the Notes, the Collateral Agreements or the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes, the Note Guarantees and the Collateral Agreements may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). Section 2.08 hereof shall determine which Notes are considered to be “outstanding” for purposes of this Section 9.02.

Without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of, or change the fixed maturity of, any note or alter or waive any of the provisions relating to the dates on which the Notes may be redeemed or the redemption price thereof (including the premium payable thereon) with respect to the redemption of the Notes;

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the Notes;

(6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium on, if any, or interest, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described in Section 4.16 and Section 4.17 hereof);

(8) release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(9) make any change in the preceding amendment and waiver provisions.

(b) The entering into any Intercreditor Agreement by the Company and its Subsidiaries in the absence of the Officer’s Certificate and an Opinion of Counsel contemplated by the proviso in Section 12.01(b)(3) of this Indenture will require the consent of Holders of at least a majority in aggregate principal amount of the Notes then outstanding.

(c) In addition, any amendment to or waiver of, the provisions of this Indenture relating to the Collateral or the Collateral Agreements that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes will require the consent of the Holders of at least 66 2/3% of the aggregate principal amount of the Notes then outstanding, provided however, that all Collateral shall be released from the Liens securing the Notes upon the discharge of the Company’s and the Guarantors’ obligations under the Notes and the Note Guarantees through redemption of all of the Notes outstanding or payment in full of the obligations under this Indenture at maturity or otherwise, or upon any defeasance as described in Article 8 or Article 10.

Section 9.03 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives a properly delivered written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver. If a record date is fixed, then notwithstanding the provisions of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to consent to such amendment or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date.

Section 9.04 Notation on or Exchange of Notes.

The Trustees may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustees to Sign Amendments, etc.

Each Trustee shall sign any amended or supplemental indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect its rights, duties, liabilities or immunities. In executing any amended or supplemental indenture, the Trustees will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, in addition to the documents required by Section 13.02 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture is authorized or permitted by this Indenture.

ARTICLE 10

SATISFACTION AND DISCHARGE

Section 10.01 Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either:

(a) all Notes theretofore authenticated and delivered and all coupons, if any, appertaining thereto (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in this Indenture and (ii) Notes for whose payment money has theretofore been deposited in trust with either Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company, as provided in this Indenture) have been delivered to either Trustee for cancellation; or

(b) (y) all Notes not theretofore delivered to either Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, or (iii) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustees for the giving of notice of redemption by the Trustees in the name, and at the expense, of the Company, and (z) the Company (i) in the case of (b)(y)(i), (ii) or (iii) of this Section 10.01(1)(b), has irrevocably deposited or caused to be deposited with either Trustee as trust funds in trust for such purpose an amount in United States dollars, sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to such Trustee for cancellation, for principal (and premium, if any), interest, if any, and Additional Amounts, if any, to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or date of redemption, as the case may be, (ii) has paid or caused to be paid all other amounts payable under the Notes Documents by the Company, including all amounts payable to the Trustees and the Collateral Agent, and (iii) has delivered to the Trustees an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to the Notes have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section 10.01, the provisions of Sections 10.02, 8.05 and 8.06 hereof will survive. In addition, nothing in this Section 10.01 will be deemed to discharge those provisions of Section 7.06 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

The Collateral will be released from the Lien securing the Notes as provided under Section 12.03 of this Indenture upon the satisfaction and discharge of this Indenture in accordance with the provisions of this Section 10.01.

Section 10.02 Application of Trust Money.

Subject to the provisions of Section 8.05 and 8.06 hereof, all money deposited with the Trustee pursuant to Section 10.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 10.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s Obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 10.01 hereof; provided that if the Company has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its Obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE 11

GUARANTEES

Section 11.01 Guarantee.

(a) Subject to this Article 11, each of the Guarantors hereby, jointly and severally, unconditionally guarantees to each Holder of a Note authenticated and delivered by the Trustees and to the Trustees and the Collateral Agent and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the Collateral Agreements or the Obligations of the Company hereunder or thereunder, that:

(1) the principal of, premium, if any, and interest on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders or the Trustees and the Collateral Agent hereunder or thereunder or under any Collateral Agreement will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(2) in case of any extension of time of payment or renewal of any Notes or any of such other Obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that their Obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes, any Collateral Agreement or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the Obligations contained in the Notes and this Indenture.

(c) If any Holder, the Collateral Agent or a Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantors, any amount paid to either the Trustee, the Collateral Agent or such Holder, the Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, the Collateral Agent and the Trustee, on the other hand, (1) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such Obligations as provided in Article 6 hereof, such Obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of the Note Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantee.

Section 11.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Insolvency Laws, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustees, the Holders and the Guarantors hereby irrevocably agree that the Obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under this Article 11, result in the Obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.03 Execution and Delivery of Guarantee.

Each Guarantor hereby agrees that its execution of this Indenture evidences its Note Guarantee pursuant to this Article 11.

If an Officer whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note, the Note Guarantee will be valid nevertheless.

The delivery of any Note by a Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture or any supplemental indenture on behalf of the Guarantors.

In the event that the Company or any of its Restricted Subsidiaries creates or acquires any Subsidiary after the Issue Date, if required by Section 4.13 hereof, the Company will cause such Subsidiary to comply with the provisions of Section 4.13 hereof and this Article 11, to the extent applicable.

Section 11.04 Guarantors May Consolidate, etc., on Certain Terms.

Except as otherwise provided in Section 11.05 hereof, no Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge or amalgamate with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) subject to Section 11.05 hereof, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, merger or amalgamation either (i) continues to be a Guarantor or (ii) unconditionally assumes all the obligations of that Guarantor under its Note Guarantee, this Indenture and applicable Collateral Agreements pursuant to a supplemental indenture and an amendment, supplement or other instrument in respect of such Collateral Agreements, in each case, satisfactory to the Trustees; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture.

provided, however, that the transfer, sale or other disposition of all or substantially all of the assets of, directly or indirectly, the Guarantors as a whole will be governed by Article 5 and may be subject to Section 4.17.

In case of any such consolidation, merger, sale or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustees and satisfactory in form to the Trustees, of the Note Guarantee and the due and punctual performance of all of the covenants and conditions of this Indenture and the Collateral Agreements to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Note Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Note Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Note Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Note Guarantees had been issued at the date of the execution hereof.

Except as set forth in Articles 4 and 5 hereof, and notwithstanding clauses 2(a) and (b) of this Section 11.04, nothing contained in this Indenture or in any of the Notes will prevent any consolidation or merger of a Guarantor with or into the Company or another Guarantor, or will prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Company or another Guarantor.

Section 11.05 Releases.

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of consolidation, merger, amalgamation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.17 of this Indenture;

(2) in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.17 of this Indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition;

(3) if the Company designates such Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture; or

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of this Indenture as provided in Article 8 and Article 10 of this Indenture.

Any Guarantor not released from its Obligations under its Guarantee as provided in this Section 11.05 will remain liable for the full amount of principal of and interest and premium, if any, on the Notes and for the other Obligations of any Guarantor under this Indenture as provided in this Article 11.

ARTICLE 12

SECURITY

Section 12.01 Grant of Security Interests; Intercreditor Agreement.

(a) The Company and the Gibraltar Subsidiary:

(1) shall grant a security interest in the Collateral as set forth in the Collateral Agreements to the Collateral Agent for the benefit of the Holders and the Trustees, to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and amounts due hereunder and under the Note Guarantees when and as the same shall be due and payable, whether at the Stated Maturity thereof, on an Interest Payment Date, by acceleration, purchase, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest (to the extent permitted by law), if any, on the Notes and the performance of all other Obligations of the Company and the Guarantors to the Holders, the Collateral Agent and the Trustees under this Indenture, the Collateral Agreements, the Note Guarantees and the Notes, subject to the terms of the Collateral Agreements (including the Osisko Intercreditor Agreement and the Intercreditor Agreement) and any other Permitted Liens;

(2) hereby covenant (A) to perform and observe their obligations under the Collateral Agreements and (B) to take any and all commercially reasonable actions (including without limitation the covenants set forth in Section 4.20 through 4.22 hereof and in this Article 12) required to cause the Collateral Agreements to create and maintain, as security for the Obligations contained in this Indenture, the Notes, the Collateral Agreements and the Note Guarantees, valid and enforceable, perfected (except as expressly provided herein or therein) security interests in and on all the Collateral, in favor of the Collateral Agent, superior to and prior to the rights of all third Persons, and subject to no other Liens (other than Permitted Liens), in each case, except as expressly permitted herein, therein or in any of the Collateral Agreements (including the Osisko Intercreditor Agreement and the Intercreditor Agreement);

(3) shall warrant and defend the title to the Collateral against the claims of all persons, subject to the Collateral Agreements (including the Osisko Intercreditor Agreement and the Intercreditor Agreement) and any Permitted Liens; and

(4) shall do or cause to be done, at their sole cost and expense, all such actions and things as may be necessary, or as may be required by the provisions of the Collateral Agreements, to confirm to the Collateral Agent the security interests in the Collateral contemplated hereby and by the Collateral Agreements, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes and Note Guarantees secured hereby, according to the intent and purpose herein and therein expressed.

(b) Each Holder, by its acceptance of a Note:

(1) appoints the Collateral Agent to act as its agent (and by its signature below, the Collateral Agent accepts such appointment);

(2) consents and agrees to the terms of this Indenture, including, without limitation Section 6.03(b), and each Collateral Agreement, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms, and authorizes and directs the Collateral Agent to enter into the Collateral Agreements and to perform its obligations and exercise its rights thereunder in accordance therewith; and

(3) appoints and authorizes each of the Collateral Agent and the Trustees to enter into, deliver, perform and otherwise exercise its rights and obligations under (i) on the date hereof, the Osisko Intercreditor Agreement, and (ii) at a future date, the Intercreditor Agreement with a First Lien Agent and, as a result of the entry into such Intercreditor Agreement pursuant to this clause (ii), acknowledges that any Lien on the Collateral will thereby and at that time become contractually subordinated to any Lien held by a First Lien Agent pursuant to the terms of such Intercreditor Agreement, provided that, prior to entering into the Intercreditor Agreement, the Company shall deliver to the Collateral Agent an Officer’s Certificate to the effect that the Intercreditor Agreement is not inconsistent with the Future ICA Provisions (as defined in the Offering Memorandum under the caption “Description of the Notes—Security—Future Intercreditor Agreement”) and does not conflict with the Notes Documents in any material respect and an Opinion of Counsel that the execution, delivery and performance by Collateral Agent of the Intercreditor Agreement is permitted by this Indenture. Such Officer’s Certificate shall designate such intercreditor agreement as the Intercreditor Agreement. The Trustees and the Collateral Agent, may, but shall not be obligated to, enter into any such Intercreditor Agreement which adversely affects the rights, duties or immunities of the Trustees or the Collateral Agent, as applicable, under this Indenture or otherwise, as determined in the sole discretion of the Trustees or the Collateral Agent, as the case may be.

(c) This Article 12 and the other Collateral Agreements (other than any Intercreditor Agreement) will be subject to the terms, limitations and conditions set forth in the Intercreditor Agreement.

(d) Subject to Section 6.03, the Collateral Agent will determine the circumstances and manner in which the Collateral will be disposed of, including, but not limited to, the determination of whether to release all or any portion of the Collateral from the Liens created by the Collateral Agreements and whether to foreclose on the Collateral following an Event of Default.

Section 12.02 Recording and Opinions.

(a) The Company shall, and shall cause each of the Guarantors to, at their sole cost and expense, take or cause to be taken all commercially reasonable action required to perfect (except as expressly provided in the Collateral Agreements), maintain (with the priority required under the Collateral Agreements), preserve and protect the security interests in the Collateral granted by the Collateral Agreements, including (i) the filing of financing statements, continuation statements, collateral assignments and any instruments of further assurance, in such manner and in such places as may be required by law to preserve and protect fully the rights of the Holders, the Collateral Agent, and the Trustees under this Indenture and the Collateral Agreements to all property comprising the Collateral pursuant to the terms of the Collateral Agreements, and (ii) the delivery of the certificates, if any, evidencing the certificated securities pledged under the Collateral Agreements, duly endorsed in blank or accompanied by undated stock powers or other instruments of transfer executed in blank. The Company shall from time to time promptly pay all financing and continuation statement recording and/or filing fees, charges and recording and similar taxes relating to this Indenture, the Collateral Agreements and any amendments hereto or thereto and any other instruments of further assurance required pursuant thereto. Neither the Company nor any Guarantor will be permitted to take any action which action might or would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Collateral Agent, the Trustee or the Holders except as expressly set forth herein, in the Collateral Agreements (including the Osisko Intercreditor Agreement or any Intercreditor Agreement).

(b) If property constituting Additional Notes Collateral is not automatically subject to a Lien or perfected security interest under the Collateral Agreements, then the Company will, as soon as practicable, grant Liens on such property constituting Additional Notes Collateral in favor of the Collateral Agent and take all necessary steps to perfect the security interest represented by such Liens.

(c) Notwithstanding anything contained in this Indenture to the contrary, none of the Collateral Agent or the Trustees shall have any obligations to take any actions or to cause the Company or any of the Guarantors under this Indenture to take any actions of the Company or the Guarantors pursuant to this Section 12.02.

Section 12.03 Release of Collateral.

(a) All of the Liens on the Collateral securing Obligations under this Indenture shall be released under any one or more of the following circumstances:

(1) the full and final payment and performance of the Obligations of the Company and the Guarantors under this Indenture, the Notes and the Note Guarantees, as applicable;

(2) legal or covenant defeasance pursuant to the provisions set forth in Article 8 and Article 10 of this Indenture; or

(3) the consent of Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding.

(b) The Collateral Agent shall release from the Lien created by the Collateral Agreements:

(1) any Collateral that is sold, transferred, disbursed or otherwise disposed of to a Person other than the Company or a Guarantor to the extent such sale, transfer, disbursement or disposition is not prohibited by the provisions of this Indenture (including the covenant set forth in Section 4.17 of this Indenture); provided that any products or proceeds received by the Company or a Guarantor in respect of any such Collateral shall continue to constitute Collateral to the extent required by this Indenture and the Collateral Agreements;

(2) the property and assets of a Guarantor upon the release of such Guarantor from its Note Guarantee in accordance with the terms of this Indenture;

(3) any part of the Collateral (but not all or substantially all of the Collateral) with the consent of Holders of a majority in aggregate principal amount of Notes outstanding; or

(4) any Collateral to the extent required by either the Osisko Intercreditor Agreement or the Intercreditor Agreement (to the extent in effect at such time).

(c) Upon receipt of any necessary or proper instruments of termination, satisfaction or release prepared by the Company or the Guarantors, as the case may be, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Collateral Agreements, including the Intercreditor Agreement.

(d) The release of any Collateral from the terms of the Collateral Agreements shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to this Indenture and the Collateral Agreements.

Section 12.04 Form and Sufficiency of Release.

In the event that the Company or any Guarantor has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that may be sold, exchanged or otherwise disposed of by the Company or any Guarantor to any Person other than the Company or a Guarantor, and the Company or any Guarantor requests in writing that the Collateral Agent furnish a written disclaimer, release or quit-claim of any interest in such property under this Indenture and the Collateral Agreements, the Collateral Agent shall execute, acknowledge and deliver to the Company or such Guarantor (in proper form prepared by the Company or such Guarantor) such an instrument promptly after satisfaction of the conditions set forth herein for delivery of any such release. Notwithstanding the preceding sentence, all purchasers and grantees of any property or rights purporting to be released herefrom shall be entitled to rely upon any release executed by the Collateral Agent hereunder as sufficient for the purpose of this Indenture and as constituting a good and valid release of the property therein described from the Lien of this Indenture or of the Collateral Agreements.

Section 12.05 Authorization of Actions to be Taken by the Collateral Agent Under the Collateral Agreements.

Subject to the provisions of the applicable Collateral Agreements, the Trustees and each Holder, by acceptance of any Notes agrees that (a) the Collateral Agent shall execute and deliver the Collateral Agreements, and all agreements, documents and instruments incidental thereto, and act in accordance with the terms thereof, (b) the Collateral Agent may, in its sole discretion and without the consent of the Trustees or the Holders, take all actions it deems necessary or appropriate in order to (i) enforce any of the terms of the Collateral Agreements and (ii) collect and receive any and all amounts payable in respect of the Obligations of the Company and the Guarantors hereunder and under the Notes, the Note Guarantees and the Collateral Agreements and (c) the Collateral Agent shall have power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any act that may be unlawful or in violation of the Collateral Agreements or this Indenture, and suits and proceedings as the Collateral Agent may deem expedient to preserve or protect its interests and the interests of the Trustees and the Holders in the Collateral (including the power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest thereunder or be prejudicial to the interests of the Collateral Agent, the Holders or the Trustees). Notwithstanding the foregoing, the Collateral Agent may, at the expense of the Company, request the direction of the Holders with respect to any such actions and upon receipt of the written consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes, shall take such actions; provided that all actions so taken shall, at all times, be in conformity with the requirements of the Collateral Agreements (including the Osisko Intercreditor Agreement and any Intercreditor Agreement).

Section 12.06 Authorization of Receipt of Funds by the Trustee Under the Collateral Agreements.

The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustees and the Holders distributed under the Collateral Agreements and to the extent not prohibited under any future Intercreditor Agreement, as applicable, for turnover to the Trustees to make further distributions of such funds to itself, the Trustees and the Holders in accordance with the provisions of Section 6.11 hereto and the other provisions of this Indenture.

ARTICLE 13

MISCELLANEOUS

Section 13.01 Notices.

Any notice or communication by the Company, any Guarantor, the Collateral Agent or the Trustees to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Company and/or any Guarantor:

Taseko Mines Limited

Suite 1500, 1040 West Georgia Street

Vancouver, British Columbia, V6E 4H1

Attention: Chief Financial Officer

Facsimile No. 778-373-4534

If to the U.S. Trustee:

The Bank of New York Mellon

101 Barclay Street, 7E

New York, NY 10286

Attention: Global Corporate Trust –Taseko Mines

Facsimile No. 212-815-5366

If to the Canadian Co-Trustee and Collateral Agent:

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada, M5H 4A6

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 416-360-1711

Effective June 26, 2017:

1 York Street, 6th Floor

Toronto, ON M5J 0B6

The Company, any Guarantor, the Collateral Agent or the Trustees, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder will be mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it will mail a copy to each Trustee and the Collateral Agent at the same time.

Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the customary procedures of such Depositary.

Section 13.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustees or the Collateral Agent, as the case may be, to take any action under this Indenture or any Collateral Agreement, the Company shall furnish to the Trustees or the Collateral Agent, as the case may be:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustees or the Collateral Agent, as the case may be (which must include the statements set forth in Section 13.03 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture or any Collateral Agreement relating to the proposed action have been satisfied; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustees (which must include the statements set forth in Section 13.05 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 13.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture or any Collateral Agreement must include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05 No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Note Guarantees, the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 13.06 Governing Law.

The internal law of the State of New York will govern and be used to construe this Indenture, the Notes and the Guarantees.

Section 13.07 Additional Information.

Any Holder of the Notes or prospective investor may obtain a copy of the Offering Memorandum without charge by writing to Taseko Mines Limited, Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1, Attention: Chief Financial Officer.

Section 13.08 Payment Date Other than a Business Day.

If any payment with respect to a payment of any principal of, premium, if any, or interest on any Note (including any payment to be made on any date fixed for redemption or purchase of any Note) is due on a day which is not a Business Day, then the payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such date, and no interest will accrue for the intervening period.

Section 13.09 Currency Indemnity.

(a) The Company, and each Guarantor, shall pay all sums payable under this Indenture, the Notes or such Note Guarantee, as applicable, solely in U.S. dollars. Any amount received or recovered in a currency other than U.S. dollars by any payee, in respect of any sum expressed to be due to it from the

Company or any Guarantor, shall only constitute a discharge to the Company or any such Guarantor to the extent of the U.S. dollar amount which such payee is able to purchase with the amount received or recovered in that other currency on the date of the receipt or recovery or, if it is not practicable to make the purchase on that date, on the first date on which such payee is able to do so. If the U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the Trustees under this Indenture or any Holder under this Indenture or any Note, the Company, and any Guarantor, shall indemnify such payee against any loss it sustains as a result. In any event, the Company and the Guarantors shall indemnify each payee, to the extent permitted under applicable law, against the cost of making any purchase of U.S. dollars. For the purposes of this Section 13.09, it shall be sufficient for a payee to certify in a satisfactory manner that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount received in that other currency on the date of receipt or recovery or, if it was not practicable to make the purchase on that date, on the first date on which it was able to do so. In addition, payees shall also be required to certify in a satisfactory manner the need for a change of the purchase date.

(b) The indemnities described in Section 13.09(a):

(1) constitute a separate and independent obligation from the other obligations of the Company and the Guarantors;

(2) shall give rise to a separate and independent cause of action;

(3) shall apply irrespective of any indulgence granted by any Holder or the Trustees; and

(4) shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Indenture, any Note or any Note Guarantee.

Section 13.10 Agent for Service; Submission to Jurisdiction; Waiver of Immunities

By the execution and delivery of this Indenture, the Company (i) acknowledges that it has irrevocably designated and appointed Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Notes or this Indenture that may be instituted in any U.S. federal or New York State court located in The Borough of Manhattan, The City of New York, or brought by the Trustees (whether in their individual capacity or in their capacity as Trustees hereunder), (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon Corporation Service Company and written notice of said service to the Company (mailed or delivered to the Company, attention: Chief Financial Officer, at its principal office at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H1, as specified in Section 13.01 hereof), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Corporation Service Company in full force and effect so long as this Indenture shall be in full force and effect.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding arising out of or relating to this Indenture or the Notes in any federal or state court in the State of New York, The Borough of Manhattan. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 13.11 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.12 Force Majeure.

In no event shall the Trustees be responsible or liable for any failure or delay in the performance of their obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.

Section 13.13 Successors.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of each Trustee and the Collateral Agent in this Indenture will bind its successors. All agreements of each Guarantor in this Indenture will bind its successors, except as otherwise provided in Section 11.05 hereof.

Section 13.14 Severability.

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 13.15 Waiver of Jury Trial.

The Company, each Guarantor, each Holder by its acceptance of the Notes and the Trustees hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Indenture, the Notes, the Collateral Agreements or the transactions contemplated hereby.

Section 13.16 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 13.17 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

[Signatures on following pages]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TASEKO MINES LIMITED

By:	/s/ Stuart McDonald
Name: Stuart McDonald
Title: Chief Financial Officer

CURIS RESOURCES LTD.

By:	/s/ Stuart McDonald
Name: Stuart McDonald
Title: Director and Chief Financial Officer

CURIS HOLDINGS (CANADA) LTD.

By:	/s/ Stuart McDonald
Name: Stuart McDonald
Title: Director

ALEY CORPORATION

By:	/s/ Russell Hallbauer
Name: Russell Hallbauer
Title: Director

GIBRALTAR MINES LTD.

By:	/s/ Stuart McDonald
Name: Stuart McDonald
Title: Chief Financial Officer

FLORENCE COPPER INC.

By:	/s/ Stuart McDonald
Name: Stuart McDonald
Title: Director and Treasurer

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:	/s/ Catherine F. Donahue
Name: Catherine F. Donahue
Title: Vice President

BNY TRUST COMPANY OF CANADA, as Canadian Co-Trustee and Collateral Agent

By:	/s/ Teresa Wyszomierski
Name: Teresa Wyszomierski
Title: Authorized Signatory

EXHIBIT A

[Face of QIB/IAI/Regulation S Note]

[Insert the Global Note Legend, if applicable pursuant to the provisions of this Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of this Indenture]

CUSIP/ISIN

8.750% Senior Secured Notes due 2022

No. ___	$

Taseko Mines Limited

promises to pay to Cede & Co., or its registered assigns, the principal sum of                                                                                DOLLARS ($[ ]), or such other amount as indicated on the Schedule of Exchanges of Interests in the Global Note attached hereto, on June 15, 2022.

Interest Rate: 8.750% per annum

Interest Payment Dates: June 15 and December 15, commencing December 15, 2017

Record Dates: June 1 and December 1

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which will for all purposes have the same effect as if set forth at this place.

Dated: June 14, 2017

TASEKO MINES LIMITED

By:
Name:
Title:

This is one of the Notes referred to

in the within-mentioned Indenture:

THE BANK OF NEW YORK MELLON,
as U.S. Trustee

By:
Authorized Signatory

[Back of Note]

8.750% Senior Secured Notes due 2022

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) INTEREST. Taseko Mines Limited, a British Columbia corporation (the “Company”), promises to pay interest on the principal amount of this Note at a rate of 8.750% per year, payable semi-annually in arrears on the Interest Payment Dates set forth on the face of this Note to the Holders of record on the immediately preceding Record Date, as set forth on the face of this Note. Interest on the Notes will accrue from the most recent date to which interest has been paid on this Note (or, if there is no existing Default in the payment of interest and if this Note is authenticated between a Record Date and the next Interest Payment Date, from such Interest Payment Date) or, if no interest has been paid, from June 14, 2017. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Company will pay interest (including post-petition interest in any proceeding under any Insolvency Laws) on overdue principal, premium, if any, and interest (without regard to any applicable grace period) from time to time on demand at the rate equal to 1.0% per annum in excess of 8.750% to the extent lawful. Interest not paid when due, and any interest on principal, premium or interest not paid when due, will be paid to Persons who are Holders on a special record date to be fixed by the Company, provided that no such special record date may be less than 10 days prior to the related payment date. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustees in the name and at the expense of the Company) will mail or cause to be sent to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

All reference to “interest” in this Note and the Indenture mean the initial interest rate borne by the Notes and any increases in that rate due to defaulted interest (unless the Indenture states otherwise).

(2) METHOD OF PAYMENT. The Company will pay interest on the Notes to the Persons who are registered Holders of Notes at the close of business on the Record Date next preceding an Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest.

The Company will maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”).

The Company will pay or cause to be paid the principal of, premium, if any, and interest on, the Notes on the dates and in the manner provided in the Indenture and the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10:00 a.m. Eastern Time on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

Not later than 10:00 a.m. Eastern Time on the due date of any principal of, or interest on, any Notes, or any redemption or purchase price of the Notes, the Company will deposit with the either Trustee (or Paying Agent) money in immediately available funds and designated for and sufficient to pay such amounts.

At any time that Notes are held as Definitive Notes, such Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided that such payment by check may only be paid so long as no Event of Default under the Indenture has occurred and is continuing.

All payments shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(3) PAYING AGENT AND REGISTRAR. Initially, The Bank of New York Mellon, the U.S. Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity; provided no Event of Default is continuing.

(4) INDENTURE; COLLATERAL AGREEMENTS; INTERCREDITOR AGREEMENT. The Company issued the Notes under an Indenture dated as of June 14, 2017 (the “Indenture”) among the Company, the Guarantors, the U.S. Trustee and the Canadian Co-Trustee and Collateral Agent. The terms of the Notes include those stated in the Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are secured by the Collateral under the Collateral Agreements. The Trustees and the Collateral Agent are parties to the Osisko Intercreditor Agreement and, subject to the terms of the Indenture, are authorized to execute the Intercreditor Agreement with a First Lien Agent.

(5) RANKING. This Note shall constitute a senior obligation of the Company and the Obligation of the Company under the Indenture and this Note shall be secured pursuant to the Collateral Agreements and will be subject to the Osisko Intercreditor Agreement and the Intercreditor Agreement.

(6) OPTIONAL REDEMPTION. The Notes are subject to redemption as provided in Article III of the Indenture.

(7) MANDATORY REDEMPTION. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

(8) REPURCHASE AT THE OPTION OF HOLDER.

(a) If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part of that Holder’s Note pursuant to a Change of Control Offer, as provided in Section 4.16 of the Indenture, at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, thereon to the date of purchase. In addition, when the aggregate amount of Excess Proceeds of Asset Sales exceeds US$25.0 million, the Company shall be required to make an Asset Sale Offer to all Holders of Notes, as provided in Section 4.17 of the Indenture, with an offer price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

(b) Holders of Notes that are the subject of an offer to purchase will receive notice of a Change of Control Offer or an Asset Sale Offer, as applicable, from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” attached to the Notes.

(9) NOTICE OF REDEMPTION. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction or discharge of the Indenture. Notes in denominations larger than $2,000 may be redeemed in part but only in whole multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed.

(10) DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $2,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustees may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustees will not be required to issue, register the transfer of, or exchange, any Note or certain portions of a Note.

(11) PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes. Only Holders have rights under the Indenture and this Note.

(12) AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture, the Notes, the Collateral Agreements and the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes, voting as a single class, and any existing Default or Event or Default or compliance with any provision of the Indenture, the Notes, the Collateral Agreements or the Note Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes, voting as a single class. Without the consent of any Holder of a Note, the Indenture, the Collateral Agreements, the Notes and the Note Guarantees may be amended or supplemented to cure any ambiguity, mistake, defect or inconsistency and to effect certain other changes as set forth in the Indenture.

(13) DEFAULTS AND REMEDIES. If any Event of Default, as defined in the Indenture, occurs and is continuing, a Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable immediately without further action or notice.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustees or exercising any trust or power conferred on the Trustees, subject to the requirements set forth in the Indenture.

The Company shall deliver to the Trustees, within 120 days after the end of each fiscal year of the Company, an Officer’s Certificate regarding compliance with all conditions and covenants under the Indenture and Collateral Agreements and, if the Company is not in compliance, the Company must specify any Defaults. So long as any of the Notes are outstanding, the Company will deliver to the Trustees, forthwith upon becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default The Trustees may withhold from Holders the notice of any Default if, and so long as, the Trustees determine in good faith that withholding the notice is in the interests of the Holders of the Notes, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest, if any.

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustees, or the Collateral Agent, as applicable, may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive an existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Notes.

(14) TRUSTEE DEALINGS WITH COMPANY. Each Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not a Trustee.

(15) NO RECOURSE AGAINST OTHERS. No officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees, the Collateral Agreements or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

(16) AUTHENTICATION. This Note will not be valid until authenticated by the manual signature of the U.S. Trustee or an authenticating agent.

(17) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(18) CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(19) GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE AND THE NOTE GUARANTEES.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Taseko Mines Limited

Suite 1500, 1040 West Georgia Street

Vancouver, British Columbia, V6E 4H1

Attention: Chief Financial Officer

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Company pursuant to Section 4.16 or 4.17 of the Indenture, check the appropriate box below:

☐ Section 4.16                         ☐ Section 4.17

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.16 or Section 4.17 of the Indenture, state the amount you elect to have purchased:

$

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE *

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Custodian

*	This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

                ,

Attention:

The Bank of New York Mellon

101 Barclay Street, 7E

New York, NY 10286

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 212-815-5366

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada, M5H 4A6

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 416-360-1711

Effective June 26, 2017:

1 York Street, 6th Floor

Toronto, ON M5J 0B6

Re: 8.750% Senior Secured Notes due 2022

Reference is hereby made to the Indenture, dated as of June 14, 2017 (the “Indenture”), among Taseko Mines Limited, as issuer (the “Company”), the Guarantors party thereto, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada as Canadian co-trustee and collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    , (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $                     in such Note[s] or interests (the “Transfer”), to                      (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐ Check if Transferee will take delivery of a beneficial interest in the QIB Global Note or a Restricted Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to an in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Personal and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transfer enumerated in the Private Placement Legend printed on the QIB Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2. ☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3. ☐ Check and complete if Transferee will take delivery of a beneficial interest in the IAI Global Note or a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a)    ☐ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b)    ☐ such Transfer is being effected to the Company or a subsidiary thereof;

or

(c)    ☐ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

or

(d)    ☐ such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the IAI Global Note and/or the Restricted Definitive Notes and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

(a)	☐ a beneficial interest in the:

(i)     ☐ QIB Global Note (CUSIP __________), or

(ii)    ☐ Regulation S Global Note (CUSIP _________), or

(iii)   ☐ IAI Global Note (CUSIP _________); or

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)	☐ a beneficial interest in the:

(i)      ☐ QIB Global Note (CUSIP __________), or

(ii)     ☐ Regulation S Global Note (CUSIP _________), or

(iii)    ☐ IAI Global Note (CUSIP _________); or

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

________, ________ ________

Attention: ________

The Bank of New York Mellon

101 Barclay Street, 7E

New York, NY 10286

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 212-815-5366

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada, M5H 4A6

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 416-360-1711

Effective June 26, 2017:

1 York Street, 6th Floor

Toronto, ON M5J 0B6

Re: 8.750% Senior Secured Notes due 2022

(CUSIP ____________)

Reference is hereby made to the Indenture, dated as of June 14, 2017 (the “Indenture”), among Taseko Mines Limited, as issuer (the “Company”), the Guarantors party thereto, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee and collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                    , (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $                     in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.    Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

(a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for

C-1

a beneficial interest in the [CHECK ONE] ☐ QIB Global Note, ☐ Regulation S Global Note, ☐ IAI Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

C-2

EXHIBIT D

FORM OF CERTIFICATE FROM

ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

                ,

Attention:

The Bank of New York Mellon

101 Barclay Street, 7E

New York, NY 10286

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 212-815-5366

BNY Trust Company of Canada

320 Bay Street, 11th Floor

Toronto, Ontario, Canada, M5H 4A6

Attention: Global Corporate Trust – Taseko Mines

Facsimile No. 416-360-1711

Effective June 26, 2017:

1 York Street, 6th Floor

Toronto, ON M5J 0B6

Re: 8.750% Senior Secured Notes due 2022

Reference is hereby made to the Indenture, dated as of June 14, 2017 (the “Indenture”), among Taseko Mines Limited, as issuer (the “Company”), the Guarantors party thereto, The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian co-trustee and collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $                     aggregate principal amount of:

(a)     ☐ a beneficial interest in a Global Note, or

(b)     ☐ a Definitive Note,

we confirm that:

1. We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

2. We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Company or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) to an institutional “accredited investor” (as defined

D-1

below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Company a signed letter substantially in the form of this letter and an Opinion of Counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144(k) under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any Person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

3. We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you and the Company such certifications, legal opinions and other information as you and the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Investor]

By:
Name:
Title:

Dated:

D-2

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of                     , 20[•], among                      (the “Guaranteeing Subsidiary”), a subsidiary of                     (or its permitted successor), a                     corporation (the “Company”), the Company, the other Guarantors (as defined in the Indenture referred to herein), The Bank of New York Mellon, a New York banking corporation, as U.S. trustee (the “U.S. Trustee”) and BNY Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian co-trustee (the “Canadian Co-Trustee” and together with the U.S. Trustee, the “Trustees”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of June 14, 2017 providing for the issuance of 8.750% Senior Secured Notes due 2022 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustees a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustees are authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustees mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in the Guarantee and in the Indenture including but not limited to Article 11 thereof, and subject to the limitations therein.

3. NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

4. NEW YORK LAW TO GOVERN. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

5. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEES. The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

Dated:                    , 20

[GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

TASEKO MINES LIMITED

By:
Name:
Title:

CURIS RESOURCES LTD.

By:
Name:
Title:

CURIS HOLDINGS (CANADA) LTD.

By:
Name:
Title:

ALEY CORPORATION

By:
Name:
Title:

GIBRALTAR MINES LTD.

By:
Name:
Title:

FLORENCE COPPER INC.

By:
Name:
Title:

EXHIBIT E

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:
Name:
Title:

BNY TRUST COMPANY OF CANADA, as Canadian Co-Trustee and Collateral Agent

By:
Name:
Title:

E-1